

2003 ANNUAL REPORT



CTS® | CORPORATION







CORPORATE PROFILE



Established in 1896 as a telephone and telephone components manufacturer, CTS continues to provide the communications industry with quality products and services. Over the last 108 years, the Company expanded both the products it offers and the markets it serves. Today, CTS is a global electronic components and sensors manufacturer, and a provider of custom electronics manufacturing services (EMS) for the automotive, computer, medical, industrial, and of course, the communications markets.

CTS ENABLING TECHNOLOGIES

Using our extensive capability in materials technology and application engineering, CTS develops semi-custom engineered products to meet the needs of the automotive, communications, computer, medical and industrial markets.

Page	Table of Contents

CTS MANUFACTURING EXCELLENCE



State-of-the-art, low-cost manufacturing operations, a culture of continuous cost reduction and a focus on delivering quality, enable CTS to provide cost-effective products and services.



CTS GLOBAL FOOTPRINT

With operations in North America, Europe and Asia, CTS is able to serve a multinational and global customer base.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

For the Year	2003	2002	2001
Net sales	**$462,987**	$457,804	$577,654
Operating earnings (loss)	**13,816**	(14,769)	(48,489)
Net earnings (loss)	**12,575**	(17,850)	(45,375)
Average common shares outstanding -- diluted	**34,989**	33,148	28,231
Per share data:			
Net earnings (loss) -- diluted	**$0.36**	$(0.54)	$(1.61)
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**9,044**	12,833	77,654
At Year End			
Working capital	**$69,077**	$17,778	$46,817
Long-term debt (including current maturities)	**75,880**	95,350	152,513
Shareholders' equity	**294,191**	265,020	242,873
Equity (book value) per outstanding share	**8.16**	7.77	7.86



Net sales
($ in millions)
$1,000
800
600
400
200
0
99
00
01
02
03



Net earnings (loss) per common share
$3.50
3.00
2.50
2.00
1.50
1.00
.50
0
(.50)
(1.00)
(1.50)
(2.00)
99
00
01
02
03



Net cash provided by operations
($ in millions)
$120
100
80
60
40
20
0
99
00
01
02
03



Total Debt
($ in millions)
$200
150
100
50
0
99
00
01
02
03

03

A MESSAGE TO OUR SHAREHOLDERS

It is nice to finish on a "high note." Fourth quarter operating earnings represented our best financial performance since 2000, just before the recession began. Sales also were up a robust 22% over the third quarter and 13% over the fourth quarter in 2002. Cash flow was very strong, inventory turnover hit a record high, and debt to capitalization was reduced to 20.5%, down approximately thirty percentage points from the pre-recession high of about 50%. With a new bank deal also in place as of the third quarter, our balance sheet today is very strong.

The fourth quarter jump in sales was especially encouraging after two years of nearly flat sales. Both electronics manufacturing services (EMS) and the components and sensors business generated sequential and year-over-year growth. The sales growth in our EMS business was particularly robust, driven by demand for high-end computer storage products and assemblies. In the components and sensors segment we saw very strong demand growth for mobile infrastructure applications.

On a full-year basis, sales growth was about 1%, though it was negatively impacted by the decision we announced in late 2002 to exit certain low margin product lines, primarily related to the mobile handset market.

More importantly, throughout the year we saw continued progress with our growth initiatives. In automotive sensors and components, for example, we have focused on three important strategies:

1) Accelerate revenue growth from new products;
2) Expand more aggressively in Asia; and
3) Broaden the customer base.

Progress was achieved on all fronts. During the year, we won positions on ten automotive programs for our new integrated accelerator pedal line. These wins came from seven different original equipment manufacturers (OEMs), including two Japanese and one Chinese automotive manufacturers. We also won a major program for a new "active" manifold actuator. The market for this type of actuator is expected to grow very rapidly over the next several years. Additionally, we continued to garner wins with our belt tension sensor as this innovative product continues to grow in acceptance by OEMs.

New automotive product wins in 2003 are projected to yield over $60 million in annual revenue by 2007, when full run-rates are achieved. Over 50% of this added volume will come from new customers or customers that have not worked extensively with CTS in the past. By 2008, we expect sales into Asia to exceed $50 million a year, up by a factor of five over today's volumes.

We also had significant success in growing sales of our frequency products to the infrastructure market. This market has actually softened the last two years as mobile communications service providers have held back capital spending. Believing that this market would recover and offer above-average growth and relatively high gross margins, we have continued R&D investments in new products, including a whole new class of frequency control and timing modules. Higher levels of integration with modules take us up the value chain, allowing us to increase our own margins while providing more value to our customers. As a result, in spite of the soft market, our sales of frequency products to the infrastructure market grew about 20% over 2002.

In our EMS business, we have continued to expand our operations in China to meet the needs of our multinational customers while broadening our customer and industry base. For 2003, EMS sales from our Tianjin, China facility grew to over $40 million, up from about $18 million in 2002. Additionally, during the year we began working with nine new customers that are expected to contribute a growing revenue stream in future years. These include customers in medical, automotive and industrial applications.

While we are delighted with the success of our growth initiatives, we continue to focus on profit improvement by growing profitable lines of business and de-emphasizing areas of the business where margins are thin or market dynamics are negative. Cell phone components for example, which were once a large portion of our sales, are declining as a significant sales driver. In 2002, we began to exit the production of reference crystals and oscillators for cell phones because of inadequate margins. While we continue to provide a significant share of the ceramic duplexers and filters used in cell phones, the market for these components is not expected to grow significantly.

From an operational perspective, we have continued to focus on enhancing the efficiency of our operations and implementing performance improvements that will benefit our customers. *Lean Manufacturing* and other operational initiatives help reduce manufacturing cycle times, allowing us to offer shorter lead times to customers while improving inventory turnover. Shorter delivery lead time with our frequency components is one factor that helped us grow share with these products in the last year.



Donald K. Schwanz, Chairman and CEO

We also continue to migrate some production operations to Asia which enables us to improve margins as well as our competitive posture with more price-sensitive products. During 2003, we completed the transfer of several piezoceramic product operations to Tianjin.

Before closing, I want to take this opportunity to introduce and welcome Patricia K. Vincent to the CTS Board of Directors. Ms. Vincent is currently President of Customer and Field Operations of Xcel Energy, Inc., and brings a variety of operations and marketing experiences that will enable her to contribute to the work of our Board. As with the other members of our Board, excluding me, Ms. Vincent is an independent Director, based on the criteria of the New York Stock Exchange and our own Corporate Governance Guidance.

In conclusion, it was a year in which we made substantial progress toward our long-term goals. Despite finishing the year on a "high note," we recognize that our results, in earnings and in sales growth, though much improved, are still not at levels expected by our shareholders.

Our challenge for 2004 is to make another dramatic step toward those expectations, and, as a management team, we are committed to do that.

Thank you for your support and interest in CTS.

Donald K. Schwanz

Chairman of the Board, President and

Chief Executive Officer

March 17, 2004

NEW APPLICATIONS, GROWING GLOBAL MARKETS

Integrated Accelerator Pedal Modules

Replacing conventional mechanical throttle control systems, these integrated accelerator pedal modules were designed for drive-by-wire systems and reduce assembly costs for cars. These pedal modules enable the use of other innovative technologies, such as adaptive cruise control and traction control systems.





Belt Tension Sensors

As an integral element within Occupant Classification Systems, these sensors measure seat belt tension to assist in proper airbag deployment.

Manifold Actuators

"Active" manifold actuators which vary the airflow under dynamic engine conditions to improve performance and lower emissions, are expected to be installed on over 30% of North American vehicles produced in 2007.



A World Leader

CTS is a world leader in the design and manufacture of automotive sensors and components. Over 40% of the light vehicles manufactured last year used sensors, actuators or electronic components manufactured by CTS. With factories in North America, Europe and Asia, CTS is well positioned to serve the global market.

Double-Digit Market Growth

Driven by environmental and safety regulations as well as consumer demand for enhanced performance and function, the use of electronic sensors and components in automobiles is growing about 10% to 12% a year. Asia, and in particular China, has become a geographical driver of market growth. While the market there is still small relative to North America or Europe, car sales in China grew about 70% last year, reaching 2.1 million units. To better address this opportunity, CTS recently opened a new sales office in Shanghai and began automotive sensor and component production in Taiwan and in China. In 2003, our sales of automotive products into China grew 125% to $2.6 million, and we expect continued growth in the years ahead.

Accelerating New Product Introduction

Capitalizing on our design and manufacturing expertise in electromechanical sensors and components, CTS is aggressively pursuing new sensor product opportunities to enhance growth. In 2003, CTS captured 18 new platform positions for its automotive sensors and components with automotive manufacturers around the world, including Chinese automobile companies. Four new products started production during the year, while our engineering organization is engaged in advance development of six new technologies and a host of new products.

A Global Reputation for Quality

With over 30 years of experience in automotive products, CTS has developed an outstanding reputation for quality and dependability. Our North American and European automotive product manufacturing operations are all Class A MRP II, ISO 9001 and QS-9000 (ISO/TS 16949) certified. Technical and manufacturing expertise in resistive and strain gage, thick-film, magnetic circuits and solid state electronics technologies have enabled CTS to provide highly reliable products with an extraordinary record of on-time delivery and quality.



Small Engine Throttle Position Sensors

Over 14 million motorcycles and motor scooters are sold every year in Asia. New regulations on engine emissions are creating a growing market for CTS' throttle position sensors for small engines.



Fuel Level Sensors

This uniquely designed sensor provides accurate fuel level measurement within the most harsh environments of the widely varying global fuel formulations. Recently, CTS has enhanced its "fuel sender" with value-added design and assembly features.

Global Capabilities

	USA	Canada	China	Japan	Mexico	Scotland	Taiwan
Research and Development	○						
Design, Product Development	○	○				○	○
Production	○	○	○		○	○	○
Sales Offices	○		○	○		○	
Technical Support	○	○	○	○	○	○	○

With factories, design engineering, sales and technical support organizations located around the world, CTS is positioned to meet the growing global demand for sensors and components that enable improved safety, fuel economy, emissions control and vehicle performance.

NEW PRODUCTS DRIVING GROWTH

Market Leadership

CTS designs and manufactures a broad array of electronic components and assemblies that serve a variety of niche markets in the communications, computing, consumer, industrial and even medical markets. Our products range from crystal based frequency components and assemblies used in mobile communications infrastructure applications, to ultra-high density resistor arrays used as terminating devices in computing and electronic storage platforms, to small ceramic filters used to enable GPS functionality in mobile phones.

Growth Markets

After nearly three years of slack demand, the markets for communications and computing products are showing signs of recovery. Mobile infrastructure demand was up sharply in the fourth quarter and is expected to grow modestly in 2004 after three down years. And computing markets, particularly those driven by IT spending, are expected to rise again with corporate profits now on the upswing. New wireless technologies and applications are proliferating and are expected to continue to drive new growth markets.

New frequency products for communications infrastructure markets capitalize on our crystal-based design expertise and low-cost China manufacturing. CTS' ovenized oscillators are used by world-leading communications equipment producers.


VCP1021A
622M
CTS
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Timing and translator modules use our knowledge, experience and capability in frequency products to move up the value chain, increasing revenue opportunities. CTS won 33 new module designs in 2003.

New ceramic filters are being introduced for GPS, WLAN and infrastructure. Ultra-small filters build on CTS' strong patent position in ceramics.





Focusing on New Products

Soft markets and excess capacity have plagued much of the electronic components industry the past several years. In this environment, CTS has carefully focused its investments into niche areas where our technical expertise coupled with market characteristics offer favorable margin and growth opportunities. New frequency components and modules, as well as specialized ceramic filters for communications infrastructure, have been extremely well received in this market.

Excellence in Manufacturing

With design and manufacturing facilities in both North America and Asia, CTS is positioned to work closely with OEMs to design custom and semi-custom products to meet their needs while offering highly efficient, low-cost production. CTS' Tianjin, China manufacturing facility is state-of-the-art with Class 1000 clean-room capability. Over 60 million components of various types and technologies were produced in this facility last year, while ongoing continuous improvement initiatives led to "best ever" results in inventory turnover, lead time reduction and quality.



Low profile pointing sticks utilizing CTS' unique resistive paint and ceramic technology are in development for new human interface applications.



Demand for ClearONE™ terminators is accelerating as OEMs introduce new computing and network products requiring high speed, high density circuitry.


SIPLACE

Siplace Chip Mounter
Equipped with a UNIX operating system, this high performance chip placement machine is capable of producing 25,000 parts per hour, is fully computerized and interactive with the other equipment used in the production of CTS communications components.



Final Testing System
All frequency control products manufactured in our Tianjin facility receive extensive inspection, ensuring that these advanced components meet CTS' exacting quality standards.

EXPANDING GLOBALLY



A Leader in Flexible Global Services

CTS is a full supply-chain EMS provider to OEMs with a need for excellence in manufacturing services for high-mix complex electronic products. As one of the few providers of flexible high-mix EMS services with a global footprint, CTS offers its customers the capability to manage new product introduction locally to their design center, while enabling global sourcing and final boxbuild close to end markets. CTS also offers design and development services, enabling "one-stop shopping" for printed circuit assembly and mechanical designs. As part of the EMS Worldwide™ alliance, CTS is positioned to provide its customers with the full range of EMS services, from concept to end-product support, using "best-in-class" providers.


EMSWorldwide™
Expertise at every level

Strong Market Growth

It is estimated that only about 35% of electronics manufacturing worldwide is outsourced today. But the percentage of outsourcing is forecasted to increase to about 50% by 2006, driving annual market growth rates in the 10% - 12% range.

The rapid growth of the Asian market and the increasing need for electronic equipment OEMs to utilize low-cost manufacturing operations to remain competitive, have enabled strong EMS sales growth in our Asian operation.


($ in Millions)
50
40
30
20
10
0
2000
2001
2002
2003

Integrated Global Operations

CTS today provides electronics manufacturing services from facilities in Glasgow, Scotland; Londonderry, New Hampshire; Tianjin, China and soon, Singapore. With strengths in the design and manufacture of complex high-speed backplanes, CTS has developed a strong market position in EMS services for high-end storage systems, as well as wired and wireless communications infrastructure products. CTS often assembles the same products at multiple locations offering logistical and cost advantages, while providing a single point of contact for design, materials management, technical support and full customer service.

Manufacturing and Assembly

Each CTS EMS location has extensive state-of-the-art SMT capability for high-speed, high density printed circuit assembly. Our expertise ranges from small sensor assemblies for the automotive market, to double-sided, complex printed circuit board assemblies for next-generation wireless applications.

Global Capabilities

	Glasgow, Scotland	Londonderry, New Hampshire	Tianjin, China	Singapore
NPI	○	○	○	
Design	○	○	○	
SMT	○	○	○	○
Boxbuild	○	○	○	○
Technical Support	○	○	○	○
Sales Service	○	○	○	○





CTS designs and builds complex backplanes and printed circuit assemblies for high-end computer and communications equipment.

CORPORATE METRICS


Gross Margin - % Sales
25%
20%
15%
10%
5%
0%
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003


Operating Earnings (Loss) - % Sales
8%
6%
4%
2%
0%
(2%)
(4%)
(6%)
(8%)
(10%)
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003


($ in Millions)
Inventories
60
50
40
30
20
10
0
12
10
8
6
4
2
0
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003


Total Assets Turnover
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003


Note: Total assets turnover is total year net sales for 2001 and 2002, and annualized quarterly sales for the quarters of 2003, divided by period-end total assets.


Total Debt to Capitalization Ratio
40%
30%
20%
10%
0%
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003


($ in Millions)
Total Debt Net of Cash
160
140
120
100
80
60
40
20
0
2001
2002
Quarter 1
Quarter 2
Quarter 3
Quarter 4
2003

FIVE-YEAR SUMMARY

(In thousands of dollars except per share and other data)

	2003	**% of Sales**	2002	% of Sales	2001	% of Sales	2000	% of Sales	1999	% of Sales
Summary of Operations										
Net sales	**$462,987**	**100.0**	$457,804	100.0	$577,654	100.0	$866,523	100.0	$677,076	100.0
Cost of goods sold	**366,275**	**79.1**	366,775	80.1	466,363	80.7	605,598	69.9	471,543	69.6
Selling, general and administrative expenses	**54,390**	**11.8**	59,467	13.0	80,214	13.9	94,501	10.9	80,866	12.0
Research and development expenses	**21,476**	**4.6**	24,118	5.3	32,762	5.7	32,583	3.8	25,348	3.8
Acquired in-process research and development (IPR&D)	**–**	**–**	–	–	–	–	–	–	12,940	1.9
Amortization of intangible assets	**2,467**	**0.5**	3,870	0.8	6,765	1.2	5,211	0.6	3,583	0.5
Restructuring and impairment charges	**4,563**	**1.0**	18,343	4.0	40,039	6.9	–	–	–	–
Operating earnings (loss)	**13,816**	**3.0**	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8	82,796	12.2
Other expense--net	**(7,568)**	**(1.6)**	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)	(8,741)	(1.3)
Earnings (loss) before income taxes	**6,248**	**1.4**	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5	74,055	10.9
Income tax expense (benefit)	**(6,327)**	**(1.3)**	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8	22,587	3.3
Earnings (loss) from continuing operations	**12,575**	**2.7**	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7	51,468	7.6
Discontinued operations:										
Net loss from discontinued operations	**–**	**–**	–	–	–	–	(529)	–	–	–
Net earnings (loss)	**12,575**	**2.7**	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7	51,468	7.6
Retained earnings--beginning of year	**255,085**		276,988		325,850		245,414		197,285	
Dividends declared	**(4,230)**		(4,053)		(3,487)		(3,366)		(3,339)	
Retained earnings--end of year	**$263,430**		$255,085		$276,988		$325,850		$245,414	
Earnings (loss) per share:										
Basic:										
Continuing operations	**$0.36**		$(0.54)		$(1.61)		$3.05		$1.87	
Discontinued operations	**–**		–		–		(0.02)		–	
Net earnings (loss) per share	**$0.36**		$(0.54)		$(1.61)		$3.03		$1.87	
Diluted:										
Continuing operations	**$0.36**		$(0.54)		$(1.61)		$2.94		$1.80	
Discontinued operations	**–**		–		–		(0.02)		–	
Net earnings (loss) per share	**$0.36**		$(0.54)		$(1.61)		$2.92		$1.80	
Average basic shares outstanding (000's)	**34,723**		33,148		28,231		27,623		27,498	
Average diluted shares outstanding (000's)	**34,989**		33,148		28,231		28,675		28,589	
Cash dividends per share	**$0.12**		$0.12		$0.12		$0.12		$0.12	
Capital expenditures	**9,044**		12,833		77,654		119,216		32,896	
Depreciation and amortization	**33,605**		43,373		51,674		44,325		33,907	
Financial Position at Year End										
Current assets	**$164,766**		$152,334		$200,674		$305,696		$254,297	
Current liabilities	**95,689**		134,556		153,857		202,891		154,461	
Current ratio	**1.7 to 1**		1.1 to 1		1.3 to 1		1.5 to 1		1.6 to 1	
Working capital	**$69,077**		$17,778		$46,817		$102,805		$99,836	
Inventories	**31,925**		36,262		50,149		104,316		78,942	
Property, plant and equipment--net	**122,481**		148,632		191,958		224,861		139,692	
Total assets	**482,250**		490,032		567,931		672,929		522,652	
Short-term notes payable	**–**		–		–		7,397		7,428	
Long-term debt	**75,880**		67,000		125,013		178,000		162,000	
Long-term obligations, including long-term debt	**87,013**		78,501		132,287		189,069		176,164	
Shareholders' equity	**294,191**		265,020		242,873		246,357		164,764	
Common shares outstanding (000's)	**36,067**		34,101		30,902		27,781		27,462	
Equity (book value) per share	**$8.16**		$7.77		$7.86		$8.87		$6.00	
Other Data										
Stock price range	**$14.94-$4.90**		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50		$86.25-$20.44	
Number of employees	**5,041**		5,313		5,837		9,008		7,662	
Number of shareholders at year end	**1,527**		1,585		1,549		1,492		1,498	

SHAREHOLDER INFORMATION

(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings (Loss)	Net Earnings (Loss)
2003				
4th quarter	**$132,025**	**$27,454**	**$7,369**	**$3,947**
3rd quarter[a]	**108,496**	**23,655**	**(654)**	**6,074**
2nd quarter	**116,697**	**24,520**	**4,507**	**1,983**
1st quarter	**105,769**	**21,083**	**2,594**	**571**
	$462,987	**$96,712**	**$13,816**	**$12,575**
2002				
4th quarter	$116,542	$23,357	$2,977	$545
3rd quarter[b]	110,944	23,885	(16,499)	(13,821)
2nd quarter[c]	117,725	21,109	(1,475)	(2,673)
1st quarter[d]	112,593	22,678	228	(1,901)
	$457,804	$91,029	$(14,769)	$(17,850)

Per Share Data
(Unaudited)

			Dividends	Net Earnings (Loss)	
	High[e]	Low[e]	Declared	Basic	Diluted
2003					
4th quarter	**$14.94**	**$10.75**	**$0.03**	**$0.11**	**$0.11**
3rd quarter[a]	**14.71**	**10.01**	**0.03**	**0.17**	**0.17**
2nd quarter	**11.10**	**5.50**	**0.03**	**0.06**	**0.06**
1st quarter	**8.85**	**4.90**	**0.03**	**0.02**	**0.02**
			$0.12	**$0.36**	**$0.36**
2002					
4th quarter	$9.00	$3.65	$0.03	$0.02	$0.02
3rd quarter[b]	12.50	4.30	0.03	(0.41)	(0.41)
2nd quarter[c]	19.56	10.80	0.03	(0.08)	(0.08)
1st quarter[d]	17.60	12.90	0.03	(0.06)	(0.06)
			$0.12	$(0.54)	$(0.54)

(a) The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes a $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

(b) The third quarter 2002 results include restructuring and related one-time charges of $18.5 million pre-tax, $13.8 million after-tax, or $0.41 per diluted share.

(c) The second quarter 2002 results include restructuring and related one-time charges of $0.4 million pre-tax, $0.3 million after-tax, or $0.01 per diluted share.

(d) The first quarter 2002 results include customer reimbursements for expenses incurred in previous quarters of approximately $3.1 million pre-tax, $2.3 million after-tax, or $0.07 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.

(e) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-0225010**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	**46514**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-293-7511

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No __

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS' common stock on June 27, 2003, was approximately $339.2 million. There were 36,071,509 shares of Common Stock, without par value, outstanding on February 17, 2004.

Documents Incorporated by Reference

(1) Portions of the 2003 Annual Report to shareholders are incorporated herein by reference in Parts 1 and 2.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on April 28, 2004, are incorporated by reference in Part 3.

TABLE OF CONTENTS

PART 1

Item 1. Business

CTS Corporation (CTS) is a global manufacturer of components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. The principal executive offices are located in Elkhart, Indiana. CTS maintains a website at http://www.ctscorp.com. Filings on Forms 10-K, 10-Q and 8-K made by CTS with the Securities and Exchange Commission may be obtained, free of charge, on this website, as soon as reasonably practicable after filing.

CTS designs, manufactures, assembles and sells a broad line of components and sensors and provides electronics manufacturing services primarily for the automotive, communications and computer markets. CTS operates manufacturing facilities located throughout North America, Asia and Europe. CTS' product lines serve major markets globally, focused primarily on the needs of original equipment manufacturers (OEMs). *Sales and marketing is accomplished through CTS sales engineers, independent manufacturers' representatives and distributors.*

BUSINESS SEGMENTS AND PRODUCTS BY MAJOR MARKET

CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products that perform specific electronic functions for a given product family for use by global original equipment manufacturers, contract manufacturers and electronic distributors. Components and sensors consist principally of:

- quartz crystals and oscillators used in public infrastructure and networking for the communications and computer markets;
- automotive sensors and actuators used in the automotive market;
- terminators, including ClearONE™ terminators, used in computer and other high speed applications;
- potentiometers, resistor networks and switches used to serve multiple markets;
- ceramic filters and duplexers used in communications and computer markets;
- pointing sticks/cursor controls for computers and games for the computer market;
- piezoceramics substrates and assemblies used in medical, industrial and other applications; and
- low temperature cofired ceramics (LTCC) for applications such as global positioning system (GPS) devices and electronic substrates used in various automotive and communications applications.

Products from the Components and Sensors business segment are principally sold into three major OEM markets: 1) automotive, 2) communications and 3) computer. Products from the EMS business segment are principally sold into the communications and computer OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls and defense/aerospace.

Electronics Manufacturing Services (EMS) include the higher level assembly of electronic and mechanical components into a finished subassembly, including printed circuit assembly, or the final assembly of a product performed under a contract manufacturing agreement with OEMs or other contract manufacturers. EMS also includes the design of interconnect systems and complex backplanes, global supply-chain management services, such as bill-of-material development and sourcing, related manufacturing and design services as may be required by the customer, and logistical and transportation services related to delivery completion. EMS services are principally sold into the computer and communications OEM markets. In addition, the CTS EMS segment also serves the networking, medical diagnostic and imaging, industrial and automotive industries.

The following tables provide a breakdown of net sales by business segment and market in dollars and as a percent of consolidated net sales:

	Components & Sensors			**EMS**			**Total**		
(Net sales $ in millions)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Markets									
Automotive	**$118.1**	$115.9	$114.3	**$—**	$—	$—	**$118.1**	$115.9	$114.3
Communications	**74.4**	112.7	196.8	**44.3**	28.2	51.8	**118.7**	140.9	248.6
Computer	**29.8**	16.9	22.8	**161.2**	156.1	156.6	**191.0**	173.0	179.4
Other	**30.6**	25.4	32.2	**4.6**	2.6	3.2	**35.2**	28.0	35.4
Consolidated net sales	**$252.9**	$270.9	$366.1	**$210.1**	$186.9	$211.6	**$463.0**	$457.8	$577.7

(As a % of consolidated net sales)	Components & Sensors **2003**	2002	2001	EMS **2003**	2002	2001	Total **2003**	2002	2001
Markets									
Automotive	**26%**	25%	20%	—	—	—	**26%**	25%	20%
Communications	**16%**	25%	34%	**9%**	6%	9%	**25%**	31%	43%
Computer	**6%**	4%	4%	**35%**	34%	27%	**41%**	38%	31%
Other	**7%**	5%	5%	**1%**	1%	1%	**8%**	6%	6%
% of consolidated net sales	**55%**	59%	63%	**45%**	41%	37%	**100%**	100%	100%

Net sales to external customers, operating earnings and total assets by segment, and net sales and long-lived assets by geographic area, are contained in Note I, "Business Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

General market conditions in the global automotive, communications and computer markets and in the overall economy also affect the business of CTS. Any adverse occurrence that results in a significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition and results of operations.

The following table identifies major products by their business segment and markets. Many products are sold into several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Other Markets
COMPONENTS AND SENSORS:				
Ceramic Filters and Duplexers	●	●	●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules	●	●	●	●
Automotive Sensors	●			
Resistor Networks	●	●	●	●
ClearONE™ Terminators		●	●	●
DIP Switches and Potentiometers	●	●	●	●
Actuators	●			
Pointing Sticks/Cursor Controls			●	●
Low Temperature Cofired Ceramics (LTCC)	●	●		●
Piezoceramics Products				●
EMS:				
Integrated Interconnect Systems and Backpanels		●	●	●

MARKETING AND DISTRIBUTION

CTS sales engineers and independent manufacturers' representatives sell products from both the Components and Sensors business segment and the EMS business segment to OEMs. CTS maintains sales offices in China, Hong Kong, Japan, Scotland, Singapore, Taiwan and the United States. Approximately 82% of 2003 net sales was attributable to coverage by CTS sales engineers.

CTS sales engineers generally service the largest customers with application specific products. The engineers work closely with major customers in designing and developing products to meet specific customer requirements.

CTS utilizes the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by CTS sales engineers for both of its business segments. Independent manufacturers' representatives receive commissions from CTS. During 2003, 14% of net sales was attributable to coverage by independent manufacturers' representatives. CTS also uses distributors for customers in its Components and Sensors business segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2003, independent distributors accounted for approximately 4% of net sales.

RAW MATERIALS

CTS utilizes a wide variety of raw materials and purchased parts in its manufacturing processes. The following are the most significant raw materials and purchased parts, identified by business segment:

Components and Sensors: Copper, brass, precious metals (primarily silver and palladium), resistive and conductive inks, piezoceramics, passive electronic components and semiconductors, integrated circuits, ceramic materials, plastic and molding compounds, printed circuit boards, quartz blanks and crystals.

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronics components and semiconductors, integrated circuits, connectors, cables and modules.

These raw materials are purchased from several vendors, and except for certain semiconductors, CTS does not believe it is dependent upon one or a limited number of vendors. Although CTS purchases all of its semiconductors from a limited number of vendors, alternative sources are available. In 2003, substantially all of these materials were available in adequate quantities to meet CTS' production demands.

CTS does not currently anticipate any raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to CTS may vary. Occasionally CTS might need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many CTS products, particularly some ceramic filters, sensors, resistor networks and switches.

WORKING CAPITAL

Working capital requirements are generally dependent on the overall level of business activities. CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. CTS is not generally required to carry significant amounts of inventory in anticipation of rapid delivery requirements because most customer orders are custom built. CTS has "just-in-time" arrangements with certain major customers and vendors to efficiently meet delivery requirements.

CTS carries raw materials, including certain semiconductors, work-in-process and finished goods inventories which are unique to particular customers. In the event of reductions or cancellations of orders, some inventories may not be useable or returnable to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover a significant portion of the financial exposure of CTS for inventories that are unique to a customer. CTS does not customarily grant special return or payment privileges to customers. CTS' working capital requirements and businesses are generally neither cyclical nor seasonal.

PATENTS, TRADEMARKS AND LICENSES

CTS maintains a program of obtaining and protecting U.S. and non-U.S. patents and trademarks. CTS believes its success is not materially dependent on the existence or duration of any patent, group of patents or trademarks. CTS was issued 26 new U.S. patents in 2003 and currently holds in excess of 355 U.S. patents with hundreds of non-U.S. counterpart patents.

CTS has licensed the right to use several of its patents to both U.S. and non-U.S. companies. In 2003, license and royalty income was less than 1% of net sales. CTS believes its success is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.

MAJOR CUSTOMERS

CTS' 15 largest customers represented 71% of net sales in 2003, 73% of net sales in 2002 and 75% of net sales in 2001. This percentage is decreasing as the Company continues efforts to broaden its customer base, particularly in automotive and wireless infrastructure offerings. Sales to Hewlett-Packard Company (Hewlett-Packard) amounted to 33% of net sales in 2003 and 2002. Hewlett-Packard acquired Compaq Computer Corporation (Compaq) in May 2002. The Compaq sales are included in the Hewlett-Packard percentages in 2003 and 2002. In 2001, sales to Compaq were 28% of net sales while sales to Hewlett-Packard were not significant. Sales to Motorola, Inc. (Motorola) accounted for 13% of net sales in 2003, 12% of net sales in 2002, and 17% of net sales in 2001.

The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14%, and $84.3 million, or 23%, of the segment's revenue for the years ended December 31, 2002 and 2001, respectively. Components and Sensors business segment revenues from Motorola were less than 10% of the segment's revenue in 2003.

EMS business segment revenues from Hewlett-Packard represent $151.8 million, or 72%, and $150.4 million, or 80% of the segment's revenue for the years ended December 31, 2003 and 2002, respectively. EMS business segment revenues from Motorola were $40.2 million, or 19%, of the segment's revenue for the year ended December 31, 2003. EMS business segment revenues from Compaq were $160.2 million, or 76% of the segment's revenue for the year ended December 31, 2001.

Although the Company is making efforts to broaden its customer base, we depend on a small number of customers for a large portion of our business. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there would be an adverse impact on our operating results.

Although the Company is making efforts to broaden its customer base, we expect to continue to depend on sales to our major customers. As our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for CTS products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for CTS. For many components and sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 25, 2004 and January 26, 2003.

($ in millions)	**January 25, 2004**	January 26, 2003
Components and Sensors	**$52.1**	$52.3
EMS	**18.5**	10.9
Total	**$70.6**	$63.2

Order backlog at the end of January 2004 will generally be filled during the 2004 fiscal year.

COMPETITION

In the Components and Sensors business segment, CTS competes with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery and service. Most CTS product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with CTS in every product line, but many competitors are larger and more diversified than CTS. Some competitors are divisions or affiliates of CTS' customers.

In the EMS segment, CTS competes with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, delivery and service in the markets in which we participate. Some of its competitors have greater manufacturing and financial resources. However, CTS generally does not pursue extremely high volume, highly price sensitive business, as do some of its major competitors. Some competitors are also CTS customers for components and sensors, as well as EMS services.

In both the Components and Sensors and EMS business segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability and delivery standards from CTS as well as its competitors. These trends create opportunities for CTS, but also increase the risk of loss of business to competitors. CTS is subject to competitive risks that are part of the nature of the electronics industry, including short product life cycles and technical obsolescence.

CTS believes it competes most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS services oriented toward high mix and low to medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES AND RISKS

In 2003, 60% of net sales to external customers originated from non-U.S. operations compared to 56% in 2002 and 57% in 2001. At December 31, 2003, approximately 37% of total CTS assets were located at non-U.S. operations compared to 39% of total CTS assets at the end of 2002. A substantial portion of these assets, other than cash and equivalents, cannot readily be liquidated. CTS believes the business risks to its non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. CTS' non-U.S. manufacturing facilities are located in Canada, China, Mexico, Scotland, Singapore and Taiwan.

Net sales to external customers originating from non-U.S. operations for the Components and Sensors business segment were $144.0 million in 2003, compared to $153.8 million in 2002 and $210.4 million in 2001. Net sales to external customers originating from non-U.S. operations for the EMS business segment were $132.3 million in 2003, compared to $104.0 million in 2002 and $120.6 million in 2001. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales to external customers and long-lived assets by geographic area, is contained in Note I, "Business Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2003, 2002 and 2001, CTS spent $21.5 million, $24.1 million, and $32.8 million, respectively, for research and development. The reductions in research and development spending from 2001 to 2003 reflect savings due to organizational consolidation, changing business mix and streamlining of research and development activities. Significant ongoing research and development activities continue in CTS' Components and Sensors business segment, particularly for automotive products in support of growth initiatives. Our research and development investment is primarily focused at expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

CTS believes a strong commitment to research and development is required for future growth. Most CTS research and development activities relate to developing new products and technologies, improving product flow and adding product value to meet the current and future needs of its customers. CTS employs approximately 460 engineers and technicians who are specifically assigned to the development and engineering support of new materials, new processes and innovative products. CTS provides its customers with full systems support to ensure quality and reliability through all phases of design, launch and manufacturing to meet or exceed customer requirements. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers. CTS expenses all research and development costs as incurred.

EMPLOYEES

CTS employed 5,041 people at December 31, 2003, and 75% of these people were employed outside the United States. Approximately 255 CTS employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2003. One agreement will expire in 2010 and the other will expire in 2008. CTS employed 5,313 people at December 31, 2002.

ADDITIONAL INFORMATION

Information responsive to Item 401(b) of Regulation S-K is contained under the caption "Directors and Executive Officers of the Registrant" in Item 10 of this Annual Report on Form 10-K and is incorporated herein by reference.

Exhibit 99(a) to this report contains an updated description of CTS' capital stock. This exhibit, which is incorporated herein by reference, updates and supersedes the description of CTS' capital stock in CTS prospectuses related to CTS' active registration statements listed in Exhibit 23 hereto.

Exhibit 99(b) hereto contains updated risk factors applicable to CTS' business and an investment in CTS securities. This exhibit, which is incorporated herein by reference, describes some of the factors that may cause actual results to differ materially from the forward-looking statements made herein and in the documents incorporated by reference herein. In addition, this exhibit updates and supersedes the descriptions of risk factors in CTS' prospectuses related to CTS' active registration statements listed in Exhibit 23 hereto.

Item 2. Properties

As of February 16, 2004, CTS has manufacturing facilities, administrative, research and development and sales offices in the following locations:

Manufacturing Facilities	Square Footage	Owned/Leased	Business Segment
Albuquerque, New Mexico	267,000	Owned[1]	Components and Sensors
Berne, Indiana	249,000	Owned[2]	Components and Sensors
Burbank, California	9,200	Owned	Components and Sensors
Burbank, California	4,850	Leased	Components and Sensors
Dongguan, China	36,380	Leased	Components and Sensors
Elkhart, Indiana	319,000	Owned[2]	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	20,000	Leased	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Kaohsiung, Taiwan	133,000	Owned	Components and Sensors
Londonderry, New Hampshire	83,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors
Singapore	159,000	Owned[3]	Components and Sensors and EMS
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	210,000	Owned[4]	Components and Sensors and EMS
West Lafayette, Indiana	102,500	Owned[2]	Components and Sensors
Total Manufacturing	1,867,930		

(1) The land and buildings are collateral for certain industrial revenue bonds.

(2) The land and buildings are collateral for the revolving credit agreement.

(3) Ground lease through 2039; restrictions on use and transfer apply.

(4) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/ Leased	Description	Business Segment
Baldwin, Wisconsin	39,000	Owned	Held for Sale	Components and Sensors
Bloomingdale, Illinois	110,000	Leased	Administrative Offices and Research	Components and Sensors
Brownsville, Texas	85,000	Owned	Warehousing Facility	Components and Sensors
Carlisle, Pennsylvania	114,200	Leased	Idle Facility	Components and Sensors
Elkhart, Indiana	93,000	Owned[1]	Administrative Offices and Research	Components and Sensors and EMS
Kowloon, Hong Kong	600	Leased	Sales Office	Components and Sensors
Longtan, Taiwan	280,000	Owned	Held for Sale	Components and Sensors
Sandwich, Illinois	94,000	Owned[1]	Held for Sale	Components and Sensors
Shanghai, China	1,708	Leased	Sales Office	Components and Sensors
Southfield, Michigan	1,700	Leased	Sales Office	Components and Sensors
Taipei, Taiwan	1,250	Leased	Sales Office	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales Office	Components and Sensors

(1) The land and buildings are collateral for the revolving credit agreement.

CTS regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to its markets and major customers. Management believes CTS' manufacturing facilities are suitable and adequate, and have sufficient capacity to meet its current needs. The extent of utilization varies from plant to plant and with general economic conditions. CTS also reviews the operating costs of its facilities and may from time-to-time relocate or move a portion of its manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow. As indicated in the table above, CTS has decided to sell certain of its facilities closed in connection with its

2001 and 2002 restructurings. Refer also to Note B, "Restructuring and Impairment Charges," and Note D, "Assets Held for Sale," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

Item 3. Legal Proceedings

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2003, no matter was submitted to a vote of CTS security holders.

PART 2

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The principal market for CTS common stock is the New York Stock Exchange using the symbol "CTS." Quarterly market high and low trading prices for CTS Common Stock for each quarter of the past two years and the amount of dividends declared during the previous two years is located in "Shareholder Information," appearing in the 2003 Annual Report to Shareholders, portions of which are filed herewith as Exhibit (13) and are incorporated herein by reference (2003 Annual Report). On February 17, 2004, there were approximately 1,529 CTS common shareholders of record.

CTS' current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The new credit agreement limits CTS' ability to pay dividends, but it permits CTS to continue to pay quarterly dividends at the rate of $0.03 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS and any other factors considered relevant by the Board of Directors.

Item 6. Selected Financial Data

A summary of selected financial data for CTS for each of the previous five years is contained in the "Five-Year Summary," included in the 2003 Annual Report and incorporated herein by reference.

Certain acquisitions, divestitures, closures of operations or product lines and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity and capital resources for the three previous years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2001-2003)," included in the 2003 Annual Report and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

A discussion of market risk for CTS is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2001-2003)," included in the 2003 Annual Report and incorporated herein by reference and in Note A, "Summary of Significant Accounting Policies — Financial Instruments," of the notes to the consolidated financial statements as noted in the Index appearing under item 15 (a) (1) and (2).

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements, meeting the requirements of Regulation S-X, the Report of Independent Accountants, and "Quarterly Results of Operations" and "Per Share Data" appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15 (a)(1) and (2), and are included in the 2003 Annual Report and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

CTS maintains a set of disclosure controls and procedures designed to ensure information required to be disclosed by CTS in reports that it files or submits under the Securities Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As of December 31, 2003, the end of the year covered by this report, an evaluation was carried out under the supervision and with the participation of CTS' management, including the chief executive officer and chief financial officer, of the effectiveness of CTS' disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer have concluded that CTS' disclosure controls and procedures are effective at the reasonable assurance level referred to above. Subsequent to the date of their evaluation, there have been no significant changes in CTS' internal controls or in other factors that could significantly affect these controls.

PART 3

Item 10. Directors and Executive Officers of the Registrant

Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained under the caption "Item 1. — Election of Directors" in the 2004 Proxy Statement for the 2004 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission (2004 Proxy Statement), and is incorporated herein by reference.

Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 2004 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Information responsive to Items 401(h) and 401(i) of Regulation S-K pertaining to the Audit Committee of the Board of Directors is contained under the caption "2003 Committees of the Board, Audit Committee" in the 2004 Proxy Statement, and is incorporated herein by reference.

CTS has adopted a Code of Ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer or controller. CTS' Code of Ethics is posted on its website at www.ctscorp.com/governance/code_of_ethics.htm.

The individuals in the following list were elected as executive officers of CTS at the annual meeting of the Board of Directors on May 1, 2003. They are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled on April 28, 2004, at which time the election of officers will be considered again by the Board of Directors.

LIST OF OFFICERS

Name	Age	Positions and Offices
Donald K. Schwanz	59	Chairman, President and Chief Executive Officer
Donald R. Schroeder	55	Executive Vice President and Chief Technology Officer
Vinod M. Khilnani	51	Senior Vice President and Chief Financial Officer
H. Tyler Buchanan	51	Senior Vice President
James L. Cummins	48	Senior Vice President Administration
Richard G. Cutter, III	57	Vice President, General Counsel and Secretary
George T. Newhart	61	Vice President Investor Relations
Thomas A. Kroll	49	Vice President and Controller
Matthew W. Long	42	Treasurer

BRIEF HISTORY OF OFFICERS

Donald K. Schwanz was elected President in January 2001 and named Chief Executive Officer effective October 1, 2001. Mr. Schwanz was appointed Chairman of the Board of Directors on January 1, 2002. From January 2001 through October 1, 2001, Mr. Schwanz served as Chief Operating Officer of CTS. Prior to joining CTS in January 2001, he was President of the Industrial Control Business at Honeywell, Inc. since 1999, and had been with Honeywell, an aerospace company, since 1979, with positions of increasing responsibility.

Donald R. Schroeder was elected Executive Vice President and Chief Technology Officer, effective December 20, 2000. From February 2000 to December 2000, Mr. Schroeder served as Vice President Business Development and Chief Technology Officer. From 1995 to January 2000, Mr. Schroeder served as Vice President Sales and Marketing.

Vinod M. Khilnani was elected Senior Vice President and Chief Financial Officer, effective May 7, 2001. Prior to joining CTS, Mr. Khilnani was Vice President and Chief Financial Officer at Simpson Industries, Inc. from 1997 to December 2000, and was appointed Vice President and Corporate Controller of Metaldyne Corporation, a $2.5 billion automotive components company created through the merger of Simpson Industries and Masco Tech, in December 2000.

H. Tyler Buchanan was elected Senior Vice President, effective December 31, 2001. Prior to this, Mr. Buchanan was Vice President since August 2000, and Vice President and General Manager, CTS Automotive Products. He has held positions of varying responsibility with CTS since 1977.

James L. Cummins was elected Senior Vice President Administration, effective December 31, 2001. Prior to this, Mr. Cummins was Vice President Human Resources since 1994. From 1991 through 1994, he served as Director of Human Resources.

Richard G. Cutter, III was elected Vice President, General Counsel and Secretary effective December 31, 2001. Prior to this, Mr. Cutter was Vice President and Assistant Secretary since August 2000, and General Counsel since January 2000. Prior to joining CTS, he was General Counsel with General Electric — Silicones, a global manufacturer of silicone based raw materials.

George T. Newhart was elected Vice President Investor Relations effective December 8, 2000. Prior to this, Mr. Newhart served as Vice President and Corporate Controller since 1998, and he served as Corporate Controller from 1989 through 1998.

Thomas A. Kroll was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000. Prior to joining CTS, he served as Corporate Controller for Fedders Corporation from 1995.

Matthew W. Long was elected Treasurer effective May 1, 2003. From December 2000 through May 2003, Mr. Long served as Assistant Treasurer. Mr. Long was Corporate Controller for Morgan Drive Away, Inc., a transportation services company, from July through December 2000. Prior to this, he served as Controller with CTS' Electrocomponents operating unit and as Corporate External Financial Accounting Manager from 1996 through July 2000.

Item 11. Executive Compensation

Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 2004 Proxy Statement under the captions "Director Compensation" and "Executive Compensation," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 2004 Proxy Statement under the caption "Stock Ownership Information," and is incorporated herein by reference.

Equity Compensation Plan Information

Information responsive to Item 201(d)(2) pertaining to equity compensation plan information is summarized in the following table:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by security holders	1,621,925	$17.33	1,139,778
Equity compensation plans not approved by security holders	52,981 [1]	— [1]	— [1]
Total	1,674,906		1,139,778

(1) CTS has a stock retirement plan for nonemployee directors under which an account for each nonemployee director is annually credited with 800 common stock units. Furthermore, CTS annually credits each deferred stock account with an additional number of common stock units representing the amount of dividends which would have been paid on an equivalent number of shares of CTS common stock for each quarter during the preceding calendar year. Upon retirement, the nonemployee director is entitled to receive one share of the Company's common stock for each common stock unit in his deferred stock account. CTS has issued only treasury shares for common stock units under the plan. In the past, the New York Stock Exchange has not required companies to obtain shareholder approval when issuing treasury shares or shares purchased in the open market under compensatory plans. At December 31, 2003, the deferred stock accounts contained a total of 52,981 units.

Item 13. Certain Relationships and Related Transactions

Information responsive to Item 404 of Regulation S-K is contained in the 2004 Proxy Statement under the caption "Certain Business Relationships" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information contained in the 2004 Proxy Statement under the caption "Independent Public Accountants" is incorporated herein by reference.

PART 4

Item 15. Exhibits, Financial Statements Schedules, and Reports on Form 8-K

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a)(3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS *Corporation, File No. 1-4639.*

(3)(i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(3)(ii) Bylaws (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(10)(a) Employment Agreement, dated as of September 7, 2001, between the Company and Donald K. Schwanz (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Commission on November 5, 2001).*

(10)(b) Prototype officers and directors# indemnification agreement (incorporated by reference to Exhibit (10)(g) to the Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 21, 1996).

(10)(c) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, approved by the shareholders on April 28, 1989, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(e) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10)(d) CTS Corporation 1996 Stock Option Plan, approved by the shareholders on April 26, 1996, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(f) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10)(e) CTS Corporation 2001 Stock Option Plan, approved by the shareholders on March 9, 2001 (incorporated by reference to Exhibit (10)(c) to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Commission on April 27, 2001).*

(10)(f) Asset Sale Agreement dated December 22, 1998, and Earnout Exhibit thereto, between CTS Wireless Components, Inc. and Motorola, Inc., under which CTS Wireless Components, Inc. acquired the assets of Motorola's Components Products Division, (incorporated by reference to Exhibit (10)(f) to the Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on February 25, 1999).

(10)(g) Rights Agreement between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) dated August 28,1998 (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed with the Commission on September 1, 1998).

(10)(h) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the Commission on April 23, 2003).*

(10)(i) Prototype Severance Agreements between CTS Corporation and its officers, general managers and managing directors (incorporated by reference to Exhibit (10)(k) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10)(j) CTS Corporation Executive Deferred Compensation Plan, effective September 14, 2000 (incorporated by reference to Exhibit (10)(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on March 9, 2001).*

(10)(k) Securities Purchase Agreement, dated April 15, 2002, among CTS Corporation, Halifax Fund, L.P., DeAm Convertible Arbitrage Fund, Ltd., Palladin Overseas Fund, Ltd., Lancer Securities (Cayman) Ltd., Palladin Partners I, L.P., Steelhead Investments, Ltd., and Ram Trading, Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K dated April 19, 2002, filed with the Commission on April 22, 2002).

(10)(l) Form of 6½% Convertible Subordinated Debenture (incorporated by reference to Exhibit 99.2 to the Current Report on 8-K dated April 19, 2002, filed with the Commission on April 22, 2002).

(10)(m) Amendment to Rights Agreement, dated October 15, 2001, to the Rights Agreement dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10)(n) Amendment No. 2, dated as of April 22, 2002, to the Rights Agreement, dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.), as amended on October 15, 2001 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10)(o) CTS Corporation Management Incentive Plan approved by the shareholders on May 1, 2002 (incorporated by reference to Appendix A to the Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Commission on March 18, 2002).*

(10)(p) CTS Corporation Retirement Plan (formerly the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10)(q) Credit Agreement dated as of July 14, 2003 by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the Commission on July 25, 2003).

(10)(r) CTS Corporation 2003 Excess Benefit Retirement Plan, as adopted effective July 1, 2003 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 28, 2003, filed with the Commission on October 29, 2003).*

(10)(s) Amendments to the CTS Corporation Retirement Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the Commission on July 25, 2003).*

(13) Portions of the 2003 Annual Report to shareholders incorporated herein, filed herewith.

(21) Subsidiaries filed herewith.

(23) Consent of PricewaterhouseCoopers LLP to incorporation by reference of their report dated January 26, 2004 relating to the financial statements and financial statement schedule in certain registration statements, filed herewith.

(31)(a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31)(b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32)(a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32)(b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99)(a) Description of stock filed herewith.

(99)(b) Risk Factors, filed herewith.

** Management contract or compensatory plan or arrangement.*

(b) Reports on Forms 8-K

During the three-month period ending December 31, 2003, CTS filed the following reports on Form 8-K:

- Report dated October 23, 2003, under item 7., Financial Statements and Exhibits, containing the press release announcing third quarter 2003 financial results. The Form 8-K also contained a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP financial measures.
- Report dated November 5, 2003, under Item 7., Financial Statements and Exhibits, and under Item 9., Regulation FD Disclosure, containing a copy of material used in an investor relations presentation. The Form 8-K also contained a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP financial measures.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 18, 2004

By */s/ Vinod M. Khilnani*

Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 18, 2004	*/s/ Donald K. Schwanz* Donald K. Schwanz, Chairman, President and Chief Executive Officer (Principal Executive Officer)
Date: February 18, 2004	*/s/ Walter S. Catlow* Walter S. Catlow, Director
Date: February 18, 2004	*/s/ Lawrence J. Ciancia* Lawrence J. Ciancia, Director
Date: February 18, 2004	*/s/ Thomas G. Cody* Thomas G. Cody, Director
Date: February 18, 2004	*/s/ Gerald H. Frieling, Jr.* Gerald H. Frieling, Jr., Director
Date: February 18, 2004	*/s/ Roger R. Hemminghaus* Roger R. Hemminghaus, Director
Date: February 18, 2004	*/s/ Michael A. Henning* Michael A. Henning, Director
Date: February 18, 2004	*/s/ Robert A. Profusek* Robert A. Profusek, Director
Date: February 18, 2004	*/s/ Patricia K. Vincent* Patricia K. Vincent, Director
Date: February 18, 2004	*/s/ Vinod M. Khilnani* Vinod M. Khilnani Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Date: February 18, 2004	*/s/ Thomas A. Kroll* Thomas A. Kroll Vice President and Controller

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (d)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2003 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

Consolidated statements of earnings (loss) — Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated balance sheets — December 31, 2003 and December 31, 2002

Consolidated statements of shareholders' equity — Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated statements of cash flows — Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Notes to consolidated financial statements

Supplementary Financial Data:

Quarterly Results of Operations (Unaudited) — Years ended December 31, 2003 and December 31, 2002

Per Share Data (Unaudited) — Years ended December 31, 2003 and December 31, 2002

The following consolidated financial statement schedule of CTS Corporation and subsidiaries is included in item 15 (d):

Schedule II — Valuation and qualifying accounts/Page S-3

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.



PricewaterhouseCoopers LLP
1 North Walker
Chicago IL 60606
Telephone (312) 298-2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of CTS Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) and (2) on page S-1 present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(d) on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
January 26, 2004

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands of dollars)	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Expense	Charged to Other Accounts		
Year ended December 31, 2003:					
Allowance for doubtful receivables	$1,694	$396	$0	$(505)	$1,585
Year ended December 31, 2002:					
Allowance for doubtful receivables	$1,470	$228	$0	$(4)	$1,694
Year ended December 31, 2001:					
Allowance for doubtful receivables	$1,837	$(83)	$0	$(284)	$1,470

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EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2001-2003)

Overview

CTS is a global manufacturer of components and sensors to the automotive, communications and computer markets. The Company also offers specialized electronic manufacturing, design and supply-chain services to industrial, communications and computing infrastructure OEMs. Sales and marketing is accomplished through CTS sales engineers, independent manufacturers' representatives and distributors. Total sales in 2003 of $463 million were reported through two business segments, Components and Sensors and Electronics Manufacturing Services (EMS), which represent 55% and 45% of CTS' total sales in 2003, respectively.

In 2003, the Company experienced a year-to-year sales increase and returned to full-year profitability for the first time in two years. During this period, the Company focused on three key priorities: (1) increasing net earnings even at current sales volumes; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2003, CTS saw an upturn in some of its served markets especially late in the year. Additionally, CTS saw continued progress in growth initiatives which include new automotive platform positions and precision frequency products for the communications infrastructure market.

As discussed in more detail throughout the MD&A:

- After two years of significant decline, CTS' revenues increased by 1% during 2003 compared to 2002. This followed a sales decline of 21% during 2002. Sales increased $5.2 million in 2003. However, sales growth in 2003 was impacted by our decision, announced late in 2002, to go end-of-life in certain low margin products. Sales of these end-of-life products declined substantially between 2002 and 2003. Included in net sales were end-of-life product sales of $6.7 million in 2003 and $22.9 million in 2002.
- Gross margins were 21% and 20% during 2003 and 2002, respectively. The steady improvement in 2003 and 2002 resulted primarily from cost reduction and restructuring initiatives, including the consolidation of certain operations into Asia. Margin improvement was partially offset by the increase in sales for our EMS business segment relative to the total sales. EMS margins are generally lower than the margins in Components and Sensors. However, it should be noted that the investment intensity in EMS also tends to be lower; and, as a result, the expectations for return on assets are comparable in both segments.
- The Company also continued to reduce selling, general and administrative and research and development expenses through restructuring initiatives.
- The pre-tax cost of business restructuring, asset impairment and related one-time charges was $4.6 million, $19.6 million and $50.7 million during 2003, 2002, and 2001, respectively.
- Net earnings of $12.6 million in 2003 followed losses of $17.9 million and $45.4 million in 2002 and 2001 respectively.
- Debt balances were $75.9 million at the end of 2003, versus $95.4 million in 2002. Funds used to reduce debt were generated primarily from equity placements. Interest expense decreased over the last two years, benefiting primarily from the lower debt balances. Interest expense was $7.7 million in 2003, $10.2 million in 2002 and $12.8 million in 2001.

Outlook

CTS expects continued improvement in financial results in 2004 based on sales growth and operational improvements.

- Sales are expected to grow in the 3-6% range in 2004 due primarily to improved shipments of automotive and EMS products.
- Net earnings are expected to improve in 2004 from increased volumes and additional expense reductions. Gross margins are anticipated to improve up to one percentage point primarily due to a reduction in depreciation of approximately $4 million. Pension income is expected to decline further in 2004. However, the decrease will be partially offset by an anticipated gain on the sale of excess land in Canada. In addition, CTS expects interest expense will decrease approximately $1 million in 2004 primarily due to lower outstanding debt balances. As a result, 2004 earnings per share is expected to be in the $0.40-$0.44 range.

These forward-looking statements are based on management's expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company's operating results, liquidity and financial condition.

Critical Accounting Policies

CTS management's discussion and analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

CTS' served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgement when determining appropriate accounting decisions. Management believes that judgement and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

Estimating inventory valuation, the allowance for doubtful accounts and other accrued liabilities

CTS management makes estimates of the carrying value of its inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, CTS is involved in litigation in the normal course of business and is regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets and depreciation/amortization periods

CTS assesses the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important which could trigger this review include significant decreases in operating results, significant changes in its use of the assets, competitive factors and the strategy of its business, and significant negative industry or economic trends. The Company cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When the Company determines that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third party sources, third party offers and information furnished by third party brokers/dealers.

Most assets identified for impairment are taken out of service and held for sale. In those instances where impaired assets remain in service, it generally is the result of a significant reduction in the estimated remaining useful life of the asset. The Company routinely reviews all assets held for sale and adjusts the carrying value as necessary. CTS is taking measures it considers appropriate to sell these assets at amounts approximating the recorded fair values; however, there are no assurances that CTS will be able to sell the assets for these amounts.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS must also estimate its current tax exposure for situations where taxing authorities would assert tax positions different than those taken by the Company. Such reserves are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on CTS' estimates of taxable income in each jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2003 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $47 million expiring in 2021-2023. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2004 through 2010. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

The annual effective income tax rate is based on CTS' current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS' legal organization, the amount or the location of global earnings could impact its future effective income tax rate.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from 5 to 14 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS' results of operations in future years.

For 2003, CTS assumed a weighted-average discount rate of 6.67% for pension income and expense. CTS reduced the discount rate assumption for 2004 to reflect the interest rate decline on high-quality corporate bonds. The Company reduced the discount rate on its domestic plans from 6.75% at January 1, 2003 to 6.25% at January 1, 2004. The range of discount rates utilized by its foreign plans was also reduced from 3.75%-6.00% in 2003 to 3.50%-5.40% in 2004.

The Company also revised its long-term expected return on plan asset assumption as a result of its evaluation of long-term returns. The expected return on domestic plan assets at January 1, 2004 was lowered to 8.75% from 9.00% and the range of expected returns on foreign plan assets to 3.50%-7.00% from 3.75%-7.00%.

CTS expects these changes in actuarial assumptions, combined with the pension asset balance at the end of 2003, will reduce 2004 consolidated pension income by approximately $3-$4 million.

Results of Operations

Business Segment Discussion

CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; wireless components used in cellular handsets; quartz crystals and oscillators used in the communications and computer markets; low temperature cofired ceramics (LTCC) used in global positioning systems (GPS) and electronic substrates used in various communications and automotive applications; pointing sticks/cursor controls for computers and games for the computer market; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes the design of interconnect systems and complex backplanes, global supply-chain management services and related manufacturing and design services as may be required by the customer.

For additional information on business segments, refer to "Note I — Business Segments."

The following table summarizes net sales and operating earnings by business segment:

($ in thousands)	Components & Sensors	EMS	Total
2003			
Net sales to external customers	**$252,911**	**$210,076**	**$462,987**
Segment operating earnings	**7,394**	**10,985**	**18,379**
% of segment sales	**2.9%**	**5.2%**	**4.0%**
2002			
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
% of segment sales	(2.2)%	5.8%	1.1%
2001			
Net sales to external customers	$366,096	$211,558	$577,654
Segment operating earnings (loss)	(8,231)	10,457	2,226
% of segment sales	(2.2)%	4.9%	0.4%

Components and Sensors 2003 business segment sales decreased $18.0 million, or 6.7%, from the prior year. The decrease was primarily due to a reduction of end-of-life product sales of $16.2 million and continuing softness in the communications market. End-of-life product sales represent the final shipments of products that have been replaced by newer technologies or no longer meet the company's profit objectives and the decision is made by the company to cease manufacturing. Sales into the automotive market increased slightly in 2003, benefited by the introduction of new product and sales into Asia.

Despite the sales decrease, segment operating earnings improved $13.3 million primarily from $10.1 million of lower depreciation and amortization expense and reduced operating expenses of $11.9 million mainly in wages and related benefits. These improvements were partially reduced by the impact of lower volume of approximately $4.6 million and $4.1 million of favorable items occurring in 2002, primarily related to a $3.1 million customer reimbursement.

The 2002 Components and Sensors business segment sales decreased by $95.2 million, or 26%, from 2001. The decrease was due to weak economic conditions in the markets served by CTS, primarily for handset devices in the communications market. Segment operating loss improved by $2.3 million from 2001 primarily due to the positive impact of reduced operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2001-2003)

(continued)

EMS business segment sales increased $23.2 million, or 12.4%, from the prior year. Sales into the communications market increased, due primarily to stronger shipments in infrastructure end markets in China and Europe. Additionally, shipments of computer products increased in 2003, following a decline in the prior year. Segment operating earnings of $11.0 million increased $0.2 million from the prior year primarily from favorable volume impacts of $2.8 million, partially offset by $1.6 million of unfavorable product mix in lower margin Asia-Pacific sales, and $1.0 million of higher general and administrative and selling and marketing expenses.

The 2002 EMS business segment sales decreased $24.7 million, or 12%, from 2001 primarily due to softness in the communications infrastructure market. Segment operating earnings increased by $0.3 million, driven primarily through reduced operating expenses.

Sales in Geographic Regions

CTS has continued its expansion into the Asia-Pacific markets. Geographically, sales in the Asia-Pacific region are now 29% of CTS' total net sales versus 24% in 2002. Sales in Europe and the Americas decreased to 23% from 24% of total net sales and 48% from 52% of total net sales, respectively. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

Geographic	Components & Sensors	EMS	Consolidated Total
2003			
Americas	**55%**	**41%**	**48%**
Europe	**15%**	**32%**	**23%**
Asia-Pacific	**30%**	**27%**	**29%**
Total	**100%**	**100%**	**100%**
2002			
Americas	56%	45%	52%
Europe	17%	35%	24%
Asia-Pacific	27%	20%	24%
Total	100%	100%	100%
2001			
Americas	52%	56%	53%
Europe	17%	35%	24%
Asia-Pacific	31%	9%	23%
Total	100%	100%	100%

Discussion — Most Recent Three Years

The following table highlights significant information with regard to CTS' consolidated results of operations during the past three years:

(In thousands of dollars)	Year Ended December 31, 2003	2002	2001
Net sales	**$462,987**	$457,804	$577,654
Cost of goods sold	**366,275**	366,775 (1)	466,363 (1)
Gross margin	**96,712**	91,029	111,291
% of net sales	**20.9%**	19.9%	19.3%
Selling, general and administrative expenses	**56,857**	63,337	86,979
% of net sales	**12.3%**	13.8%	15.0%
Research and development expenses	**21,476**	24,118	32,762
% of net sales	**4.6%**	5.3%	5.7%
Restructuring and impairment charges	**4,563**	18,343	40,039
Operating earnings (loss)	**13,816**	(14,769)	(48,489)
Interest expense	**7,688**	10,240	12,775
Other (expense) income	**(237)**	813	29
Earnings (loss) before income taxes	**6,248**	(23,800)	(60,491)
Income tax benefit	**(6,327)** (2)	(5,950)	(15,116)
Net earnings (loss)	**$12,575**	$(17,850)	$(45,375)
% of net sales	**2.7%**	(3.9)%	(7.9)%

(1) Cost of goods sold includes restructuring-related, one-time charges consisting primarily of inventory write downs, equipment relocations and other employee-related costs of $1.3 million in 2002 and $10.7 million in 2001.

(2) Includes a $7.9 million benefit for the reversal of tax reserves.

The 2003 net sales increased $5.2 million, or 1%, from 2002. This increase was primarily due to higher EMS product sales of $23.2 million, partially offset by an $18.0 million decrease in Components and Sensors product sales. The improved sales volume in the EMS business segment was driven by growth in shipments of communication products primarily in infrastructure end markets in China. The decreased sales volume in the Components and Sensors business segment principally reflects the decision to end-of-life certain products in the third quarter of 2002.

The 2002 net sales decreased $119.9 million, or 21%, from 2001. Of this decrease, $95.2 million resulted primarily from weak demand for components shipped to communications and computer markets offset partially by automotive market sales. In addition, $24.7 million of the decrease is due to softness in the demand for EMS products for the communications markets.

The Company's 15 largest customers represented 71% of net sales in 2003. This is a slight decrease from 73% and 75% in 2002 and 2001, respectively. This percentage is decreasing as the Company continues efforts to broaden its business base, particularly in automotive and wireless infrastructure product offerings. Sales to Hewlett-Packard Company (Hewlett-Packard) represented 33% of net sales in 2003 and 33% of net sales in 2002. Hewlett-Packard acquired Compaq Computer Corporation (Compaq) in May 2002. The Compaq sales are included in the Hewlett-Packard percentages in 2003 and 2002. In 2001, sales to Compaq were 28% of net sales, while sales to Hewlett-Packard were not significant. Sales to Motorola, Inc. were 13% of net sales in 2003, 12% and 17% in 2002 and 2001, respectively.

CTS' products are usually priced with consideration to expected or required profit margins, customer expectations and market competition. Pricing for most of CTS' Components and Sensors products and EMS services generally decrease over time and also fluctuate in accordance with total industry utilization of manufacturing capacity. In 2001 and 2002, CTS experienced abnormal pricing pressure for some of its components products, particularly components utilized in communications, due to excess supplier capacity within the electronics industry. In 2003, this unusual pricing pressure abated to near normal conditions.

Gross margin in 2003 increased $5.7 million, or 1.0 percentage point over 2002, to 20.9%, on improved sales of $5.2 million. Items contributing to the gross margin percentage increase included $6.2 million of lower depreciation expense, $5.0 million from favorable product mix and $1.0 million positive impact from volume-related improvements, partially offset by $3.7 million in lower pension income. The prior year gross margin also included a favorable adjustment of $3.1 million for a customer reimbursement and $1.3 million of restructuring related, one-time charges.

In 2002, gross margin decreased by $20.3 million from 2001, primarily due to unfavorable pricing and product mix impacts of $34.7 million, favorably offset by lower restructuring-related one-time charges of $9.4 million and $5.0 million of other favorable changes primarily due to the 2001 and 2002 restructuring actions. The 2002 gross margin includes $1.3 million in restructuring-related one-time charges, consisting primarily of equipment relocation and other employee-related costs. The 2001 gross margin includes $10.7 million of restructuring-related one-time charges consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

Selling, general and administrative expenses decreased to $56.9 million, or 12.3% of net sales in 2003 versus $63.3 million, or 13.8% of net sales in 2002, reflecting Company initiatives to control costs and scale operations to existing market conditions. Cost reductions were achieved primarily in salaries and wages and lower depreciation and amortization expenses. Selling, general and administrative expenses decreased to $63.3 million in 2002 versus $87.0 million in 2001, reflecting Company initiatives to reduce costs in the face of declining sales.

Research and development expenses were $21.5 million in 2003 versus $24.1 million in 2002 and $32.8 million in 2001. The reductions in research and development spending from 2002 to 2003 reflect savings due to organizational consolidation, changing business mix and the streamlining of research and development activities. Significant ongoing research and development activities continue in the Components and Sensors business segment, particularly for automotive products in support of growth initiatives. CTS' research and development investment is primarily focused at expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

Operating earnings of $13.8 million improved $28.6 million over 2002. Favorable changes to operating earnings resulted from lower depreciation and amortization expenses of $9.8 million, a reduction in operating expenses of $4.2 million, primarily in salaries and wages, favorable sales mix impacts of $5.6 million and volume-related improvements of $1.0 million. Unfavorable changes to operating earnings include lower pension income of $2.3 million. In addition, 2003 included a $4.6 million asset impairment charge, while 2002 included $19.6 million of restructuring, asset impairment and restructuring-related one-time charges, and $4.1 million of favorable items which include a $3.1 million customer reimbursement.

Interest expense decreased $2.6 million and $2.5 million in 2003 and 2002 when compared to the prior year, respectively. These decreases were primarily due to lower average outstanding debt balances.

Other income decreased by approximately $1.1 million, primarily due to $0.8 million net gain on the sale of fixed assets in 2002.

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Restructuring, Asset Impairment and Related One-Time Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to excess capacity on a production line following an assessment of future capacity needs.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charges included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002.

The restructuring charge of $5.0 million recorded in the third quarter of 2002 related primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees. Approximately 67% of the employees severed were salaried and indirect employees and 33% were hourly production employees.

The following table displays the restructuring activity and restructuring reserve balances as of December 31, 2003 for actions initiated in 2002:

($ in millions)	Workforce Reductions	Other Exit Costs	Total
Third quarter of 2002 charge	$4.6	$0.4	$5.0
Items paid or utilized in 2002	(3.4)	—	(3.4)
Items paid or utilized in 2003	**(1.2)**	**(0.4)**	**(1.6)**
Reserve balance at December 31, 2003	**$—**	**$—**	**$—**

The 2002 restructuring plan also included $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment. Approximately $2.1 million of the impairment charge relates to the write off of leasehold improvements at an engineering and design facility in Taiwan and at a manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale.

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter. Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improved. CTS completed these consolidations and transfers in 2002. Also during 2002 and 2001, CTS recorded in cost of sales $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs. No unusual charges of this nature were incurred in 2003.

The 2003 pre-tax profitability improvement associated with the 2002 restructuring and asset impairment charges was approximately $17 million.

Liquidity and Capital Resources

Overview

During 2003, CTS used cash from the issuance of common stock, sale of assets, primarily the TCXO production assets, and an increase in net income to reduce debt. Total debt was $75.9 million at the end of 2003, down $19.5 million from $95.4 million at the end of 2002. Total debt as a percentage of total capitalization was 21% in 2003 versus 27% in 2002. CTS also put in place a new three-year revolving credit agreement (the new credit agreement) containing improved terms and pricing during 2003.

- In 2003, free cash flow of $20.0 million improved $7.6 million from 2002, primarily from $3.8 million of reduced capital expenditures and $2.6 million of improved net cash provided by operating activities. Free cash flow is defined as the sum of cash flow from operating activities and cash flow from investing activities.
- In the year just ended, cash flows strengthened to a positive $16 million compared to a negative $4 million in the prior year, with improvements in each major cash flow category. As a result, CTS was able to increase its 2003 year-end cash balance to $25.3 million.

Outlook

The Company will utilize positive cash flows including cash provided by operating activities and from the anticipated sale of excess land in Canada, to support internal growth and profit improvement opportunities. CTS expects its 2004 capital expenditures to be approximately $20 million, primarily for new product development and investments in cost reduction programs. In addition to reinvestment for internal growth, from time to time the company evaluates merger and acquisition candidates for strategic fit.

These forward-looking statements are based on management's expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry, transactional and other factors which may affect results of operations and liquidity.

Operating Activities

CTS has generated net cash provided by operating activities in amounts greater than net income (loss) in 2003, 2002 and 2001. Net cash provided by operating activities in 2003 was $25.1 million, as CTS' net income of $12.6 million, adjusted for non-cash items, primarily depreciation and amortization, and restructuring and impairment charges provided $50.8 million. Working capital and other changes used $25.7 million.

Net cash provided by operating activities in 2002 was $22.4 million, as CTS' net loss of $17.9 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $33.0 million. Favorable working capital was offset by other changes for a use of $10.6 million.

Net cash provided by operating activities in 2001 was $65.9 million, as CTS' net loss of $45.4 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes provided $20.2 million. Favorable working capital and other changes added $45.7 million.

Investing Activities

The 2003 use of $5.1 million for investing activities consisted primarily of $9.0 million of capital expenditures, partially offset by $4.1 million of proceeds from the sale of assets, primarily assets held for sale. Included in capital expenditures is approximately $6.1 million primarily for new products and technologies. Spending for new products included belt tension sensor and pedal sensor programs for the automotive market.

The 2002 cash used in investing activities was $10.0 million. This consisted primarily of $12.8 million of capital expenditures for new products, including automotive belt tension sensor and ClearONE™ components and investments in cost reduction programs. During 2002, the Company sold assets held for sale of $1.6 million and other fixed assets for $1.3 million.

The 2001 cash used in investing activities was $66.9 million. This consisted primarily of $77.7 million of capital expenditures including approximately $37.6 million for new products, technologies and selected capacity expansion, and $40.1 million for land and building projects primarily in Asia.

Financing Activities

In 2003, CTS' net cash used by financing activities totaled $5.4 million, consisting primarily of net repayment of debt of $19.5 million and dividend payments of $4.1 million. These uses were partially offset by the net proceeds from the issuance of stock of $15.6 million and $2.5 million from proceeds of stock option exercises.

In 2002, CTS' net cash used by financing activities totaled $18.2 million, consisting primarily of an increase in borrowings of $26.1 million, representing the issuance of $25 million of five-year, 6.5% convertible, subordinated debentures, and issuance of common stock of $42.7 million. This was offset by the repayment of long-term obligations of $83.2 million and dividend payments of $3.9 million.

In 2001, CTS' net cash used by financing activities totaled $6.3 million, consisting primarily of an increase in borrowings of $34.0 million under the revolving credit facility, net proceeds of 1.8 million shares issued to an institutional investor for $25.8 million, and proceeds of stock option exercises of $10.7 million. This was offset by the repayment of long-term obligations of $69.5 million, repayment of short-term borrowings of $7.4 million and dividend payments of $3.4 million.

Our cash balances are held in locations throughout the world, including substantial amounts held outside the United States. Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $154 million at December 31, 2003. Prior year earnings are intended to be invested indefinitely; and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $9 million of withholding tax would be imposed.

Capital Resources

In January 2004, CTS announced the pending sale of excess land in Canada. The sale is expected to produce a one-time pre-tax gain of approximately $2 - $3 million.

In July 2003, CTS entered into the new credit agreement containing a $55 million senior, secured revolving credit facility, replacing the former $85 million senior, secured credit agreement. The outstanding balance was $8.9 million at December 31, 2003.

The new credit agreement categorized this debt as senior to CTS' $25 million convertible debentures. The debt is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the new credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.40 percent per annum at December 31, 2003. The new credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new credit agreement. Additionally, the new credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions. Effective January 14, 2004, CTS met certain conditions under the new credit agreement which allow it to expand the credit facility to $75 million, if desired in the future.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05

per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. CTS used the net proceeds from the offering to repay the outstanding term loans in full under its then-existing credit facility, and the balance was applied to the former revolving credit facility.

In December 1999, CTS' shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2003, CTS issued $10.7 million of common stock under this registration statement. CTS used the net proceeds of these equity issuances to repay the revolving loans under its credit agreement. As of December 31, 2003, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement.

In November 2001, CTS' Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS' Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. During 2003, CTS issued $4.9 million of common stock under this registration statement. CTS used the net proceeds of these equity issuances to repay the revolving loans under its credit agreement. As of December 31, 2003, CTS could issue up to approximately 49,000 additional shares of common stock under this registration statement.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2003, are expected to have on the Company's liquidity and cash flow in future periods:

		Payments Due by Period			
($ in millions)	Total	2004	2005-2006	2007-2008	2009-beyond
Long-term debt	$75.9	$—	$8.9	$25.0[1]	$42.0
Operating leases	28.5	6.0	11.3	4.9	6.3
Purchase obligations[2]	—	—	—	—	—
Retirement obligations[3]	5.4	0.9	0.6	0.6	3.3
	$109.8	$6.9	$20.8	$30.5	$51.6

(1) *Debentures issued in 2002. The investors may accelerate the maturity of the debentures at any time after the three-year anniversary of the issue date. These debentures convert into CTS common stock at a conversion price of $20.05 per share.*

(2) *CTS purchases direct materials, generally related to customer orders, for production occurring at its manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit CTS to take delivery of the quantities ordered generally over a specified delivery schedule. CTS' standard purchase order terms and conditions state that, should CTS cancel an order, CTS will reimburse its supplier only for the costs incurred at the time of cancellation. CTS' purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, CTS' standard terms of sale provide for reimbursement of costs, including those related to CTS' purchase orders. Therefore, these commitments are not included in purchase obligations.*

(3) *Retirement obligations include defined benefit and other postretirement benefit plans. The estimate of the required contributions of CTS' unfunded pension plans for 2004 is $0.6 million. There are no estimates included for these plans beyond 2004. Estimates for years after 2004 may be impacted by changes in actual plan results. In addition to the unfunded pension obligation, CTS maintains an unfunded other postretirement benefits plan. The estimated cash requirement for this plan is $0.3 million per year with the balance of the liability included after 2008.*

CTS' business generally does not require long-term contractual commitments. In addition to the commitments disclosed above, CTS has a variety of other agreements related to the procurement of materials and services. The Company has no material minimum purchase commitments or non-cancelable type agreements or arrangements.

CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2004 capital spending is expected to be approximately $20 million.

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS was obligated to pay additional amounts. No amounts are due to Motorola in 2004 for 2003, the final year of the agreement.

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit facilities.

CTS believes that cash flows from operations and available borrowings under its new credit facility will be adequate to fund its working capital, capital expenditures and debt service requirements through December 31, 2004. However, if customer demand decreases significantly from forecasted levels or pricing pressures reduce revenues or profit margins significantly, CTS may need to find an alternative funding source. In this event, CTS may choose to pursue additional equity and/or debt financing. CTS may not be able to obtain additional financing, which would be affected by general economic and market conditions, on terms acceptable to CTS or at all.

Market Risk

CTS is exposed to market risk, including changes in foreign currency exchange rates and interest rates. As discussed in Note A, "Summary of Significant Accounting Policies" to the consolidated financial statements, the financial statements of all CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The Company does not have any significant net trade asset or liability exposure in a currency other than that of the reporting unit's functional currency. The market risk associated with foreign currency exchange rates comes primarily from revenue and expense transactions in currencies other than the reporting unit's functional currency. CTS monitors the effects of foreign currency fluctuations impacting its foreign subsidiaries and attempts, where possible, to mitigate the impact by matching the expenses in the same currencies in which revenues are generated.

As part of CTS' risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 62-basis-point increase in interest rates (approximately 10% of CTS' weighted-average interest rate) on variable-rate debt instruments would have increased CTS' 2003 and 2002 interest expense by $0.2 million and $0.5 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

Statements about the Company's earnings outlook and its plans, estimates and beliefs concerning the future are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company's operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statement. Examples of factors which may affect future results include, but are not limited to: rapid technological change, general market conditions in the automotive, communications and computer industries; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In thousands of dollars except per share amounts)

	Year Ended December 31, 2003	2002	2001
Net sales	**$462,987**	$457,804	$577,654
Costs and expenses:			
Cost of goods sold	**366,275**	366,775	466,363
Selling, general and administrative expenses	**56,857**	63,337	86,979
Research and development expenses	**21,476**	24,118	32,762
Restructuring and impairment charges — Note B	**4,563**	18,343	40,039
Operating earnings (loss)	**13,816**	(14,769)	(48,489)
Other (expense) income:			
Interest expense	**(7,688)**	(10,240)	(12,775)
Interest income	**357**	396	744
Other	**(237)**	813	29
Total other expense	**(7,568)**	(9,031)	(12,002)
Earnings (loss) before income taxes	**6,248**	(23,800)	(60,491)
Income tax benefit — Note H	**(6,327)**	(5,950)	(15,116)
Net earnings (loss)	**$12,575**	$(17,850)	$(45,375)
Earnings (loss) per share — Note N			
Basic	**$0.36**	$(0.54)	$(1.61)
Diluted	**$0.36**	$(0.54)	$(1.61)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

	December 31, 2003	2002
ASSETS		
Current Assets		
Cash and equivalents	**$25,346**	$9,225
Accounts receivable, less allowances (2003 — $1,585; 2002 — $1,694)	**72,290**	63,802
Inventories		
Finished goods	**8,047**	12,503
Work-in-process	**7,779**	8,346
Raw materials	**16,099**	15,413
Total inventories	**31,925**	36,262
Other current assets	**6,697**	7,212
Deferred income taxes — Note H	**28,508**	35,833
Total current assets	**164,766**	152,334
Property, Plant and Equipment		
Buildings and land	**112,407**	112,243
Machinery and equipment	**271,912**	287,819
Total property, plant and equipment	**384,319**	400,062
Accumulated depreciation	**(261,838)**	(251,430)
Net property, plant and equipment	**122,481**	148,632
Other Assets		
Prepaid pension asset — Note G	**132,960**	120,277
Intangible assets, net — Note C	**37,456**	39,923
Assets held for sale — Note D	**17,583**	23,135
Other	**7,004**	5,731
Total other assets	**195,003**	189,066
Total Assets	**$482,250**	$490,032
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt — Note E	**$—**	$28,350
Accounts payable	**52,252**	44,490
Accrued salaries, wages and vacation	**11,333**	10,126
Income taxes payable	**9,781**	23,517
Other accrued liabilities	**22,323**	28,073
Total current liabilities	**95,689**	134,556
Long-term debt — Note E	**75,880**	67,000
Other long-term obligations — Note G	**11,133**	11,501
Deferred income taxes — Note H	**5,357**	11,955
Contingencies — Note L	—	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note J	—	—
Common stock — authorized 75,000,000 shares without par value; 52,632,088 shares issued at December 31, 2003 and 50,718,883 shares issued at December 31, 2002 — Note J	**262,748**	241,393
Additional contributed capital	**21,520**	23,514
Retained earnings	**263,430**	255,085
Accumulated other comprehensive earnings (loss)	**151**	(835)
	547,849	519,157
Cost of common stock held in treasury (2003 — 16,565,558 shares; 2002 — 16,618,373 shares) — Note K	**(253,658)**	(254,137)
Total shareholders' equity	**294,191**	265,020
Total Liabilities and Shareholders' Equity	**$482,250**	$490,032

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net earnings (loss)	**$12,575**	$(17,850)	$(45,375)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**33,605**	43,373	51,674
Restructuring and impairment charges	**4,563**	18,343	40,039
Deferred income taxes	**313**	(10,802)	(26,201)
Income tax benefit (charge) related to exercised stock options	**(301)**	—	3,687
Changes in assets and liabilities:			
Accounts receivable	**(8,488)**	17,761	64,357
Inventories	**4,336**	13,887	44,780
Prepaid pension asset	**(12,053)**	(14,803)	(14,937)
Accounts payable and accrued liabilities	**2,452**	(24,767)	(62,275)
Income taxes payable	**(13,736)**	(404)	5,547
Other	**1,832**	(2,289)	4,556
Total adjustments	**12,523**	40,299	111,227
Net cash provided by operations	**25,098**	22,449	65,852
Cash flows from investing activities:			
Proceeds from sale of assets	**4,126**	2,954	15,499
Capital expenditures	**(9,044)**	(12,833)	(77,654)
Other	**(136)**	(145)	(4,758)
Net cash used in investing activities	**(5,054)**	(10,024)	(66,913)
Cash flows from financing activities:			
Payments of short-term borrowings	**—**	—	(7,396)
Proceeds from issuance of long-term debt	**104,159**	26,050	34,000
Payments of long-term debt	**(123,629)**	(83,213)	(69,487)
Issuance of common stock	**15,620**	42,711	29,304
Dividends paid	**(4,087)**	(3,947)	(3,429)
Exercise of stock options and other	**2,563**	170	10,684
Net cash used in financing activities	**(5,374)**	(18,229)	(6,324)
Effect of exchange rate changes on cash	**1,451**	1,774	76
Net increase (decrease) in cash	**16,121**	(4,030)	(7,309)
Cash and equivalents at beginning of year	**9,225**	13,255	20,564
Cash and equivalents at end of year	**$25,346**	$9,225	$13,255
Supplemental cash flow information			
Cash paid (received) during the year for:			
Interest	**$6,443**	$8,348	$13,285
Income taxes — net	**7,573**	5,882	(1,661)
Noncash investing and financing activities			
Common stock issued in connection with DCA acquisition	**$1,417**	$110	$1,090

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings (Loss)	Treasury Stock	Total
Balances at December 31, 2000	$198,877	$14,558	$325,850	$(1,561)		$(291,367)	$246,357
Net loss			(45,375)		$(45,375)		(45,375)
Cumulative translation adjustment (net of tax of $203)				(474)	(474)		(474)
Deferred gain on forward contract (net of tax of $222)				333	333		333
Comprehensive loss					(45,516)		
Cash dividends of $0.12 per share			(3,487)				(3,487)
Returned 16,950 shares to treasury forfeited from restricted stock and cash bonus plan — net	59	(17)				(42)	
Issued 1,015,531 shares on exercise of stock option — net	13,575	(3,026)				3,822	14,371
Stock compensation	346	408					754
Issued 1,800,000 shares under shelf registration		9,585				16,208	25,793
Issued 226,948 shares under Direct Stock Purchase Plan		2,645				866	3,511
Issued 94,956 shares to former DCA shareholders	1,090						1,090
Balances at December 31, 2001	213,947	24,153	276,988	(1,702)		(270,513)	242,873
Net loss			(17,850)		(17,850)		(17,850)
Cumulative translation adjustment (net of tax of $712)				1,661	1,661		1,661
Reversal of deferred gain on forward contract (net of tax of $222)				(333)	(333)		(333)
Minimum pension liability adjustment (net of tax of $215)				(461)	(461)		(461)
Comprehensive loss					(16,983)		
Cash dividends of $0.12 per share			(4,053)				(4,053)
Issued 11,230 shares on restricted stock and cash bonus plan — net	(713)	151				562	
Stock compensation		362					362
Issued 2,000,000 shares under shelf registration	13,450	(1,029)				15,804	28,225
Issued 1,177,996 shares under Direct Stock Purchase Plan	14,599	(123)				10	14,486
Issued 9,540 shares to former DCA shareholders	110						110
Balances at December 31, 2002	241,393	23,514	255,085	(835)		(254,137)	265,020
Net earnings			**12,575**		**12,575**		**12,575**
Cumulative translation adjustment (net of tax of $633)				**1,476**	**1,476**		**1,476**
Minimum pension liability adjustment (net of tax of $214)				**(490)**	**(490)**		**(490)**
Comprehensive earnings					**$13,561**		
Cash dividends of $0.12 per share			**(4,230)**				**(4,230)**
Issued 52,140 shares on restricted stock and cash bonus plan — net	**(93)**	**(375)**				**468**	
Issued 244,114 shares on exercise of stock option — net	**4,164**	**(1,939)**				**11**	**2,236**
Issued 546,358 shares under Direct Stock Purchase Plan	**4,930**						**4,930**
Issued 1,000,000 shares under shelf registration	**10,690**						**10,690**
Stock compensation	**247**	**320**					**567**
Issued 123,384 shares to former DCA shareholders	**1,417**						**1,417**
Balances at December 31, 2003	**$262,748**	**$21,520**	**$263,430**	**$151**		**$(253,658)**	**$294,191**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of CTS' United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings (loss)" component of shareholders' equity. Statement of earnings accounts are translated at the average rates during the period.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition: CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment.

Concentration of Credit Risk: Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications and computer markets, primarily in North America, Europe and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Sales to Hewlett-Packard Company (Hewlett-Packard) were 33% for the years ended December 31, 2003 and 2002. Sales to Motorola, Inc. (Motorola) were 13% and 12% of net sales for the years ended December 31, 2003 and 2002, respectively. Amounts due from Hewlett-Packard and Motorola aggregated $28 million at December 31, 2003. Sales to Compaq Computer Corporation (Compaq), which was acquired by Hewlett-Packard in May 2002, and Motorola were 28% and 17%, respectively, of net sales for the year ended December 31, 2001. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. It also includes the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with the Financial Accounting Standards Board's (FASB) Financial Accounting Standard (FAS) No. 128, "Earnings per Share." Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note N, "Earnings Per Share."

Stock-Based Employee Compensation: CTS accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretations. Refer also to Note F, "Stock Plans," for more details about CTS' stock-based compensation plans. CTS has adopted the disclosure requirements of the FAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Had employee compensation cost for CTS' fixed, stock-based compensation plans been determined based on the fair value method, as defined by FAS No. 123, "Accounting for Stock-Based Compensation," CTS' net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

($ in thousands, except per share amounts)	Year ended December 31,		
	2003	2002	2001
Net earnings (loss), as reported	**$12,575**	$(17,850)	$(45,375)
Add: Stock-based employee compensation cost, net of tax, included in net earnings (loss)	—	—	—
Deduct: Stock-based employee compensation cost, net of tax, if fair value based method were used	**1,911**	3,063	2,654
Proforma net earnings (loss)	**$10,664**	$(20,913)	$(48,029)
Net earnings (loss) per share — basic, as reported	**$0.36**	$(0.54)	$(1.61)
Proforma net earnings (loss) per share — basic	**0.31**	(0.63)	(1.70)
Net earnings (loss) per share — diluted, as reported	**0.36**	(0.54)	(1.61)
Proforma net earnings (loss) per share — diluted	**$0.30**	$(0.63)	$(1.70)

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003 Grants	2002 Grants	2001 Grants
Dividend yield	**1.23%**	1.48%	0.52%
Expected volatility	**67.87%**	62.02%	74.87%
Risk-free interest rate	**1.81%**	2.87%	4.51%
Expected life	**4.4 years**	4.4 years	4.6 years

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with FAS No. 130, "Reporting Comprehensive Income (Loss)." The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrealized gains on forward contracts, minimum pension liability adjustments and net earnings and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings (Loss)" and "Accumulated Other Comprehensive Earnings (Loss)."

Cash Equivalents: CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: CTS provides deferred income taxes pursuant to the requirements of FAS No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer also to Note H, "Income Taxes."

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note G, "Retirement Plans."

Intangible Assets: CTS assesses useful lives of its intangible assets based on the period over which the asset is expected to contribute to CTS' cash flows. Intangible assets with a finite life, such as the Company's intangibles relating to customer lists, patents and technology, are amortized over that life on a straight-line basis. Goodwill is reviewed for impairment at least annually. The Company reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. Refer to Note C, "Intangible Assets."

Assets Held for Sale: As required by FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," CTS classifies actively marketed assets, that have been removed from operations and are available for immediate sale under a management approved plan, as assets held for sale. Refer also to Note D, "Assets Held for Sale."

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables and obligations under long-term debt. The carrying value for cash and equivalents, trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2003 and 2002 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2003.

NOTE B — Restructuring and Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax asset impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to equipment write down on a production line following an assessment of future capacity needs.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charge included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002.

The restructuring charge of $5.0 million recorded in the third quarter of 2002 related primarily to organizational realignment in the Components and Sensors business segment, and reductions in support staff for the design of new custom variations of certain VCO and TCXO product lines. Included in this amount is $4.6 million of severance costs associated with the separation of approximately 300 employees. Approximately 67% of the employees severed were salaried and indirect employees and 33% were hourly production employees.

The following table displays the restructuring activity and restructuring reserve balances as of December 31, 2003 for actions initiated in 2002:

($ in millions)	Workforce Reductions	Other Exit Costs	Total
Third quarter of 2002 charge	$4.6	$0.4	$5.0
Items paid or utilized in 2002	(3.4)	—	(3.4)
Items paid or utilized in 2003	**(1.2)**	**(0.4)**	**(1.6)**
Reserve balance at December 31, 2003	$—	$—	$—

The 2002 restructuring plan also included $12.5 million of asset impairment charges. Approximately $9.8 million of the impairment charge is the adjustment needed to recognize impairments resulting from the reduction in the remaining useful lives of certain manufacturing equipment. Approximately $2.1 million of the impairment charge relates to the write off of leasehold improvements at its engineering and design facility in Taiwan and at its manufacturing facility in China. Approximately $0.2 million relates to impairment of certain intangible assets acquired in the 1999 acquisition of the Component Products Division of Motorola. The remaining $0.4 million impairment charge relates to adjustments to the estimated fair value of certain assets held for sale.

CTS also recognized a pension plan curtailment loss of approximately $0.8 million in 2002, resulting from reduced employment levels as a result of the restructuring activities.

In 2001, CTS recorded $40.0 million of pre-tax restructuring and impairment charges, $14.0 million in the second quarter and $26.0 million in the fourth quarter. Plan actions were designed to permit the Company to operate more efficiently in the then-existing environment and, at the same time, position the Company for success when the economy improved. CTS completed these consolidations and transfers in 2002.

Also during 2002 and 2001, CTS recorded in cost of sales $1.3 million and $10.7 million, respectively, of restructuring-related, one-time charges, consisting primarily of inventory write downs, equipment relocation and other employee-related costs.

Note C — Intangible Assets

CTS has the following intangible assets, all relating to the Components and Sensors business segment, as of December 31:

	2003		2002	
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists	**$36,405**	**$(5,246)**	$36,405	$(4,003)
Patents	**10,319**	**(4,535)**	10,319	(3,465)
Technology	**12,014**	**(12,014)**	12,014	(11,891)
Other	**300**	**(300)**	300	(269)
Total	**59,038**	**(22,095)**	59,038	(19,628)
Goodwill	**513**	**—**	513	—
Total intangibles	**$59,551**	**$(22,095)**	$59,551	$(19,628)

CTS recorded amortization expense of $2.5 million, $3.9 million, and $6.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. CTS estimates annual amortization expense of $2.3 million in 2004 through 2008.

Note D — Assets Held for Sale

Assets held for sale at December 31, 2003 are comprised of facilities, primarily the Longtan, Taiwan, building and other machinery and equipment that has been removed from service and is to be disposed of pursuant to the Company's restructuring activities (refer also to Note B, "Restructuring and Impairment Charges"). The assets are held by the Components and Sensors business segment. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal. The amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management's ability to control, and could differ materially from the amounts currently recorded. The Company routinely monitors the estimated value of all assets held for sale and records adjustments to these values as necessary. During 2003, CTS sold machinery and equipment classified as assets held for sale for approximately $4 million, which approximated the carrying value of these assets.

NOTE E — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2003	2002
Revolving credit agreement, average interest rate of 3.1% (2003), due in 2006	**$8,880**	$—
Revolving credit agreement, average interest rate of 4.0% (2002)	—	28,350
Convertible, subordinated debt at a weighted-averaged rate of 6.5%, due in 2007	**25,000**	25,000
Industrial revenue bonds at a weighted-averaged rate of 7.5%, due in 2013	**42,000**	42,000
	75,880	95,350
Less current maturities	—	28,350
Total long-term debt	**$75,880**	$67,000

The debt matures as follows: 2006-$8.9 million; 2007-$25.0 million; thereafter-$42.0 million.

In July 2003, CTS entered into a new, three-year credit agreement (the new credit agreement) containing a $55 million senior, secured revolving credit facility, replacing the former $85 million senior, secured credit agreement. The outstanding balance was $8.9 million at December 31, 2003.

The new credit agreement categorized this debt as senior to CTS' $25 million convertible debentures. The debt is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on these borrowings fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the new credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.40 percent per annum at December 31, 2003. The new credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the new credit agreement. Additionally, the new credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions. Effective January 14, 2004, CTS met certain conditions under the new credit agreement which allow it to expand the credit facility to $75 million, if desired in the future.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock.

Debt relating to the industrial revenue bonds was assumed in connection with the acquisition of the Component Products Division of Motorola in 1999, and is collateralized by the land, building and equipment acquired with the bonds.

CTS also had unsecured line of credit arrangements of $17.3 million and $16.3 million at December 31, 2003 and 2002, respectively. These arrangements are generally subject to annual renewal and renegotiations, and may be withdrawn at the banks' option.

NOTE F — Stock Plans

At December 31, 2003, CTS had four stock-based compensation plans. CTS applies APB Opinion No. 25 in determining compensation costs for its stock-based employee compensation cost. Stock-based compensation expense for nonemployee directors is determined in accordance with FAS No. 123, "Accounting for Stock-Based Compensation" and was approximately $0.2 million in 2003.

CTS has two stock option plans, the 1996 Stock Option Plan (1996 Plan) and the 2001 Stock Option Plan (2001 Plan), which provide for grants of incentive stock options or nonqualified stock options to officers, key employees and nonemployee members of CTS' board of directors. Options are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2003:

	2001 Plan	1996 Plan
Options originally available	2,000,000	1,200,000
Options outstanding	1,127,850	494,075
Options exercisable	279,225	245,975
Options available for grant	869,275	101,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

A summary of the status of stock options as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	2003		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**1,560,789**	**$18.74**	1,287,939	$23.69	1,736,197	$17.53
Granted	**482,600**	**9.52**	448,500	8.10	724,800	22.92
Exercised	**(244,114)**	**10.40**	—	—	(1,017,633)	10.59
Expired or canceled	**(177,350)**	**18.17**	(175,650)	27.55	(155,425)	36.48
Outstanding at end of year	**1,621,925**	**$17.33**	1,560,789	$18.74	1,287,939	$23.69
Options exercisable at end of year	**525,200**		626,664		452,614	
Weighted-average fair value of options:						
Granted at market price		**$4.84**		$7.22		$12.79
Granted above market price		**3.16**		—		—
Weighted-average exercise price of options:						
Granted at market price		**$9.78**		$8.10		$22.92
Granted above market price		**7.75**		—		—

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/03	Weighted-Average Exercise Price
$7.70-9.78	**852,000**	**9.05**	**$8.73**	**101,850**	**$7.70**
13.85-18.90	**182,000**	**6.09**	**15.16**	**47,400**	**16.73**
22.60-33.63	**448,925**	**6.97**	**25.04**	**273,250**	**26.27**
35.97-50.00	**135,500**	**6.65**	**47.73**	**99,700**	**48.20**
55.06-79.25	**3,500**	**6.15**	**59.05**	**3,000**	**59.72**

CTS has a discretionary Restricted Stock and Cash Bonus Plan (the Plan) which originally reserved 2,400,000 shares of CTS' common stock for sale, at market price or below, or award to key employees. Under the Plan, approximately 169,000 shares were available for award or sale as of December 31, 2003. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded expense of $0.3 million in 2003 and income of $0.9 million and $0.6 million in 2002 and 2001, respectively, under the formula provisions of the Plan which are based on the fair market value of a share of common stock.

CTS has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. Under this plan, the amount of compensation expense was $0.1 million in 2003, 2002 and 2001.

NOTE G — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 27% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The measurement date for the majority of the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2003 and 2002. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

($ in thousands)	Pension Plans 2003	Pension Plans 2002	Other Postretirement Benefit Plan 2003	Other Postretirement Benefit Plan 2002
Accumulated benefit obligation	**$171,470**	$153,684	**$5,100**	$4,838
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$167,447**	$162,585	**$4,838**	$4,529
Service cost	**4,916**	6,059	**39**	33
Interest cost	**10,910**	11,467	**317**	318
Plan amendment and other	**1,237**	—	—	—
Curtailment gains	—	(2,275)	—	—
Actuarial (gain) loss	**12,165**	(1,448)	**198**	246
Benefits paid	**(9,725)**	(8,941)	**(292)**	(288)
Projected benefit obligation at December 31	**$186,950**	$167,447	**$5,100**	$4,838
Change in plan assets:				
Assets at fair value at January 1	**$222,435**	$264,709	**$—**	$—
Actual return on assets	**46,025**	(33,558)	—	—
Company contributions	**571**	656	**292**	288
Benefits paid	**(9,725)**	(8,941)	**(292)**	(288)
Other	**458**	(431)	—	—
Assets at fair value at December 31	**$259,764**	$222,435	**$—**	$—
Reconciliation of prepaid (accrued) cost:				
Funded status (plan assets less projected benefit obligations)	**$72,814**	$54,988	**$(5,100)**	$(4,838)
Amounts not recognized:				
Actuarial losses	**50,228**	56,625	**284**	80
Prior service cost	**5,931**	5,653	**5**	7
Transition asset	**(796)**	(1,244)	—	—
Prepaid (accrued) cost, net	**$128,177**	$116,022	**$(4,811)**	$(4,751)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

($ in thousands)	Pension Plans 2003	Pension Plans 2002	Other Postretirement Benefit Plan 2003	Other Postretirement Benefit Plan 2002
Prepaid pension asset	**$132,960**	$120,277	**$—**	$—
Other accrued liabilities	**(462)**	(410)	**(300)**	(322)
Other long-term obligations	**(5,701)**	(4,521)	**(4,511)**	(4,429)
Accumulated other comprehensive loss	**1,380**	676	—	—
	$128,177	$116,022	**$(4,811)**	$(4,751)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2003 and 2002 is shown below:

($ in thousands)	2003	2002
Projected benefit obligation	$13,768	$11,373
Accumulated benefit obligation	11,004	9,772
Fair value of plan assets	4,841	4,872

Net pension (income)/postretirement expense in 2003, 2002 and 2001 includes the following components:

($ in thousands)	Pension Plans 2003	Pension Plans 2002	Pension Plans 2001	Other Postretirement Benefit Plan 2003	Other Postretirement Benefit Plan 2002	Other Postretirement Benefit Plan 2001
Service cost	**$4,916**	$6,059	$6,527	**$39**	$33	$40
Interest cost	**10,910**	11,467	11,333	**317**	318	305
Expected return on plan assets[1]	**(26,924)**	(29,786)	(28,448)	—	—	—
Amortization of unrecognized:						
Transition obligation	**(564)**	(554)	(572)	—	—	—
Prior service cost	**883**	832	960	—	—	—
Recognized gain	**(936)**	(2,821)	(3,756)	**1**	1	—
Curtailment (gains) loss[2]	—	768	(2,958)	—	—	—
Net (income) expense	**$(11,715)**	$(14,035)	$(16,914)	**$357**	$352	$345
Weighted-average actuarial assumptions[3]						
Benefit obligation assumptions:						
Discount rate	**6.17%**	6.67%	—	**6.25%**	6.75%	—
Rate of compensation increase	**4.84%**	4.84%	—	—	—	—
Pension income/ postretirement expense assumptions:						
Discount rate	**6.67%**	7.14%	7.46%	**6.75%**	7.25%	7.50%
Expected return on plan assets[1]	**8.94%**	9.67%	9.68%	—	—	—
Rate of compensation increase	**4.84%**	5.84%	5.86%	—	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) The 2002 and 2001 pension curtailment loss and gains resulted from plant closings and reductions in employment levels that occurred as part of the restructuring actions.

(3) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CTS' pension plan asset allocation at December 31, 2003 and 2002, and target allocation for 2004 by asset category are as follows:

Asset Category	Target Allocation 2004	Percentage of Plan Assets at December 31 2003	2002
Equity securities	65%	**65%**(1)	57%(1)
Debt securities	34%	**34%**	41%
Real estate	—%	**—%**	—%
Other	1%	**1%**	2%
Total	100%	**100%**	100%

(1) Equity securities include CTS common stock in the amounts of approximately $17 million (7% of total plan assets) at December 31, 2003, and approximately $11 million (5% of total plan assets) at December 31, 2002.

CTS employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2004 are $0.6 million and $0.3 million, respectively.

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $2.5 million in 2003, $3.0 million in 2002 and $3.7 million in 2001.

NOTE H — Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)	2003	2002	2001
Domestic	**$767**	$(8,670)	$(54,700)
Non-U.S.	**5,481**	(15,130)	(5,791)
Total	**$6,248**	$(23,800)	$(60,491)

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2003	2002	2001
Current:			
Federal	**$(7,889)**	$—	$—
State	**165**	368	259
Non-U.S.	**1,084**	4,484	9,162
Total current	**(6,640)**	4,852	9,421
Deferred:			
Federal	**(3,480)**	(7,834)	(16,622)
State	**(96)**	(1,275)	(3,077)
Non-U.S.	**3,889**	(1,693)	(4,838)
Total deferred	**313**	(10,802)	(24,537)
Total benefit for income taxes	**$(6,327)**	$(5,950)	$(15,116)

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Significant components of CTS' deferred tax liabilities and assets at December 31, 2003 and 2002 are:

($ in thousands)	2003	2002
Pension	**$48,529**	$44,018
Depreciation	**5,406**	5,834
Basis difference-acquired assets	**1,281**	1,281
Other	**299**	313
Gross deferred tax liabilities	**55,515**	51,446
Postretirement benefits	**1,703**	1,659
Inventory items	**2,440**	3,512
Loss carryforwards	**49,598**	43,912
Credit carryforwards	**3,235**	2,509
Nondeductible accruals	**8,689**	9,588
Restructuring and asset impairment	**6,609**	8,437
Other	**13,723**	12,722
Gross deferred tax assets	**85,997**	82,339
Net deferred tax assets	**30,482**	30,893
Deferred tax asset valuation allowance	**(2,074)**	(2,379)
Total	**$28,408**	$28,514

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2003	2002	2001
Taxes at the U.S. statutory rate	**35.0%**	(35.0)%	(35.0)%
State income taxes, net of federal income tax benefit	**0.7%**	(2.5)%	(3.0)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	**(2.0)%**	25.1%	14.1%
Tax exempt earnings	**(3.4)%**	(4.1)%	—
Benefit of scheduled tax credits and adjustment of valuation allowance	**(6.1)%**	(7.4)%	(0.8)%
Tax benefit, reversal of reserves	**(126.3)%**	—	—
Other	**0.8%**	(1.1)%	(0.3)%
Effective income tax rate	**(101.3)%**	(25.0)%	(25.0)%

In certain taxing jurisdictions, CTS business operations do qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire in 2007.

Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $154 million at December 31, 2003. Prior year earnings are intended to be invested indefinitely; and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $9 million of withholding tax would be imposed.

No valuation allowance was recorded in 2003 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $47 million expiring in 2021-2023. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2004 through 2010. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS had net deferred tax assets for the non-U.S. net operating loss carryforward asset of approximately $3 million at December 31, 2003. Of this amount, approximately $1 million expires in 2006-2008. The remainder has an unlimited carryforward period.

NOTE I — Business Segments

FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; wireless components used in cellular handsets; quartz crystals and oscillators used in the communications and computer markets; low temperature cofired ceramics (LTCC) used in global positioning systems (GPS) and electronic substrates used in various communications and automotive applications; pointing sticks/cursor controls for computers and games for the computer market; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes design of interconnect systems and complex backplanes, global supply-chain management services and related manufacturing and design services as may be required by the customer.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Summarized financial information concerning CTS' reportable segments is shown in the following table:

($ in thousands)	Components & Sensors	EMS	Total
2003			
Net sales to external customers	**$252,911**	**$210,076**	**$462,987**
Segment operating earnings	**7,394**	**10,985**	**18,379**
Total assets	**398,791**	**83,459**	**482,250**
Depreciation and amortization	**30,412**	**3,193**	**33,605**
Capital expenditures	**$8,091**	**$953**	**$9,044**
2002			
Net sales to external customers	$270,919	$186,885	$457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
Total assets	419,628	70,404	490,032
Depreciation and amortization	40,553	2,820	43,373
Capital expenditures	$12,298	$535	$12,833
2001			
Net sales to external customers	$366,096	$211,558	$577,654
Segment operating earnings (loss)	(8,231)	10,457	2,226
Total assets	498,482	69,449	567,931
Depreciation and amortization	49,050	2,624	51,674
Capital expenditures	$70,195	$7,459	$77,654

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income (loss) is shown in the following table:

($ in thousands)	2003	2002	2001
Total segment operating earnings	**$18,379**	$4,863	$2,226
Restructuring, asset impairment and related one-time charges — Components & Sensors	**(4,563)**	(19,498)	(50,210)
Restructuring, asset impairment and related one-time charges — EMS	**—**	(134)	(505)
Interest expense	**(7,688)**	(10,240)	(12,775)
Interest income	**357**	396	744
Other income (expense)	**(237)**	813	29
Earnings (loss) before income taxes	**$6,248**	$(23,800)	$(60,491)

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	2003	2002	2001
Net Sales			
United States	**$186,675**	$199,982	$246,653
United Kingdom	**127,522**	125,252	154,466
China	**96,492**	80,615	87,038
Canada	**27,535**	20,201	15,491
Singapore	**15,244**	21,330	35,487
Other non-U.S.	**9,519**	10,424	38,519
Consolidated net sales	**$462,987**	$457,804	$577,654

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2003	2002	2001
Long-Lived Assets			
United States	**$48,680**	$58,017	$74,451
China	**43,220**	55,723	68,633
Taiwan	**19,098**	21,265	20,086
United Kingdom	**17,667**	17,967	20,993
Singapore	**8,077**	14,856	25,154
Other non-U.S.	**3,322**	3,939	4,581
Consolidated long-lived assets	**$140,064**	$171,767	$213,898

The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14%, and $84.3 million, or 23%, of the segment's revenue for the years ended December 31, 2002 and 2001, respectively. Components and Sensors business segment revenue from Motorola for the year ended December 31, 2003 was less than 10% of the segment's revenue. The EMS business segment revenues from Hewlett-Packard, which acquired Compaq in May 2002, represented $151.8 million, or 72%, and $150.4 million, or 80%, of the segment's revenue for the years ended December 31, 2003 and 2002, respectively. EMS business segment revenues from Motorola were $40.2 million, or 19% of the segment's revenue for the year ended December 31, 2003. The EMS business segment revenues from Compaq represented $160.2 million, or 76%, of the segment's revenue for the year ended December 31, 2001.

NOTE J — Capital Stock

CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right (Right) for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS' Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.

NOTE K — Treasury Stock

Common stock held in treasury at December 31, 2003 totaled 16,565,558 shares with a cost of $253.7 million, compared to 16,618,373 shares with a cost of $254.1 million at December 31, 2002.

CTS has 240,000 remaining shares authorized for repurchase by the Board of Directors at December 31, 2003. There can be no assurance as to the number of shares CTS may repurchase or the timing of such purchases.

NOTE L — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position or results of operations.

In 1999, CTS acquired certain assets and liabilities of the Component Products Division of Motorola. The acquisition was accounted for under the purchase method of accounting. As part of the purchase agreement, CTS was obligated to pay additional amounts. No amounts are due to Motorola in 2004 for 2003, the final year under the agreement.

NOTE M — Leases

CTS incurred approximately $6.8 million of rent expense in 2003, $7.4 million in 2002, and $6.1 million in 2001. The future minimum lease payments under the Company's operating leases are $6.0 million in 2004, $6.0 million in 2005, $5.3 million in 2006, $2.5 million in 2007, $2.5 million in 2008 and $6.3 million thereafter.

NOTE N — Earnings Per Share

FAS No. 128, "Earnings per Share," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the year ended December 31, 2003.

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2003			
Basic EPS	**$12,575**	**34,723**	**$0.36**
Effect of Dilutive Securities:			
Stock Options		**23**	
Other		**243**(1)	
Diluted EPS	**$12,575**	**34,989**	**$0.36**

(1) Includes 120 shares of CTS common stock to be issued to the former DCA shareholders. At December 31, 2003, there were approximately 28 shares of CTS common stock yet to be issued to the former DCA shareholders who have not yet tendered their stock certificates for exchange.

The following table shows the potentially dilutive securities which have been excluded from the 2003, 2002 and 2001 diluted earnings (loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year ended December 31, 2003	2002	2001
Securities issuable in connection with stock purchase plans	—	232	285
Stock options where the exercise price exceeds the average market price of common shares during the period	**1,139**	1,185	662
Stock options where the exercise price is below the average market price of common shares during the period	—	50	388
Securities related to the subordinated convertible debt	**1,247**	935	—

Shareholder Information

(In thousands of dollars except per share data)

Quarterly Results of Operations

(Unaudited)

	Net Sales	Gross Margins	Operating Earnings (Loss)	Net Earnings (Loss)
2003				
4th quarter	**$132,025**	**$27,454**	**$7,369**	**$3,947**
3rd quarter[(1)]	**108,496**	**23,655**	**(654)**	**6,074**
2nd quarter	**116,697**	**24,520**	**4,507**	**1,983**
1st quarter	**105,769**	**21,083**	**2,594**	**571**
	$462,987	**$96,712**	**$13,816**	**$12,575**
2002				
4th quarter	$116,542	$23,357	$2,977	$545
3rd quarter[(2)]	110,944	23,885	(16,499)	(13,821)
2nd quarter[(3)]	117,725	21,109	(1,475)	(2,673)
1st quarter[(4)]	112,593	22,678	228	(1,901)
	$457,804	$91,029	$(14,769)	$(17,850)

Per Share Data

(Unaudited)

	High[(5)]	Low[(5)]	Dividends Declared	Net Earnings (Loss) Basic	Net Earnings (Loss) Diluted
2003					
4th quarter	**$14.94**	**$10.75**	**$0.03**	**$0.11**	**$0.11**
3rd quarter[(1)]	**14.71**	**10.01**	**0.03**	**0.17**	**0.17**
2nd quarter	**11.10**	**5.50**	**0.03**	**0.06**	**0.06**
1st quarter	**8.85**	**4.90**	**0.03**	**0.02**	**0.02**
			$0.12	**$0.36**	**$0.36**
2002					
4th quarter	$9.00	$3.65	$0.03	$0.02	$0.02
3rd quarter[(2)]	12.50	4.30	0.03	(0.41)	(0.41)
2nd quarter[(3)]	19.56	10.80	0.03	(0.08)	(0.08)
1st quarter[(4)]	17.60	12.90	0.03	(0.06)	(0.06)
			$0.12	$(0.54)	$(0.54)

(1) The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

(2) The third quarter 2002 results include restructuring and related one-time charges of $18.5 million pre-tax, $13.8 million after-tax, or $0.41 per diluted share.

(3) The second quarter 2002 results include restructuring related one-time charges of $0.4 million pre-tax, $0.3 million after-tax, or $0.01 per diluted share.

(4) The first quarter 2002 results include customer reimbursements for expenses incurred in previous quarters of approximately $3.1 million pre-tax, $2.3 million after-tax, or $0.07 per diluted share, and restructuring related one-time charges of $0.8 million pre-tax, $0.6 million after-tax, or $0.02 per diluted share.

(5) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

Five-Year Summary

(In thousands of dollars except per share and other data)

	2003	% of Sales	2002	% of Sales	2001	% of Sales	2000	% of Sales	1999	% of Sales
Summary of Operations										
Net sales	**$462,987**	**100.0**	$457,804	100.0	$577,654	100.0	$866,523	100.0	$677,076	100.0
Cost of goods sold	**366,275**	**79.1**	366,775	80.1	466,363	80.7	605,598	69.9	471,543	69.6
Selling, general and administrative expenses	**54,390**	**11.8**	59,467	13.0	80,214	13.9	94,501	10.9	80,866	12.0
Research and development expenses	**21,476**	**4.6**	24,118	5.3	32,762	5.7	32,583	3.8	25,348	3.8
Acquired in-process research and development (IPR&D)	**—**	**—**	—	—	—	—	—	—	12,940	1.9
Amortization of intangible assets	**2,467**	**0.5**	3,870	0.8	6,765	1.2	5,211	0.6	3,583	0.5
Restructuring and impairment charges	**4,563**	**1.0**	18,343	4.0	40,039	6.9	—	—	—	—
Operating earnings (loss)	**13,816**	**3.0**	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8	82,796	12.2
Other expense — net	**(7,568)**	**(1.6)**	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)	(8,741)	(1.3)
Earnings (loss) before income taxes	**6,248**	**1.4**	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5	74,055	10.9
Income tax expense (benefit)	**(6,327)**	**(1.3)**	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8	22,587	3.3
Earnings (loss) from continuing operations	**12,575**	**2.7**	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7	51,468	7.6
Discontinued operations:										
Net loss from discontinued operations	**—**	**—**	—	—	—	—	(529)	—	—	—
Net earnings (loss)	**12,575**	**2.7**	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7	51,468	7.6
Retained earnings — beginning of year	**255,085**		276,988		325,850		245,414		197,285	
Dividends declared	**(4,230)**		(4,053)		(3,487)		(3,366)		(3,339)	
Retained earnings — end of year	**$263,430**		$255,085		$276,988		$325,850		$245,414	
Earnings (loss) per share:										
Basic:										
Continuing operations	**$0.36**		$(0.54)		$(1.61)		$3.05		$1.87	
Discontinued operations	**—**		—		—		(0.02)		—	
Net earnings (loss) per share	**$0.36**		$(0.54)		$(1.61)		$3.03		$1.87	
Diluted:										
Continuing operations	**$0.36**		$(0.54)		$(1.61)		$2.94		$1.80	
Discontinued operations	**—**		—		—		(0.02)		—	
Net earnings (loss) per share	**$0.36**		$(0.54)		$(1.61)		$2.92		$1.80	
Average basic shares outstanding (000's)	**34,723**		33,148		28,231		27,623		27,498	
Average diluted shares outstanding (000's)	**34,989**		33,148		28,231		28,675		28,589	
Cash dividends per share	**$0.12**		$0.12		$0.12		$0.12		$0.12	
Capital expenditures	**9,044**		12,833		77,654		119,216		32,896	
Depreciation and amortization	**33,605**		43,373		51,674		44,325		33,907	
Financial Position at Year End										
Current assets	**$164,766**		$152,334		$200,674		$305,696		$254,297	
Current liabilities	**95,689**		134,556		153,857		202,891		154,461	
Current ratio	**1.7 to 1**		1.1 to 1		1.3 to 1		1.5 to 1		1.6 to 1	
Working capital	**$69,077**		$17,778		$46,817		$102,805		$99,836	
Inventories	**31,925**		36,262		50,149		104,316		78,942	
Property, plant and equipment — net	**122,481**		148,632		191,958		224,861		139,692	
Total assets	**482,250**		490,032		567,931		672,929		522,652	
Short-term notes payable	**—**		—		—		7,397		7,428	
Long-term debt	**75,880**		67,000		125,013		178,000		162,000	
Long-term obligations, including long-term debt	**87,013**		78,501		132,287		189,069		176,164	
Shareholders' equity	**294,191**		265,020		242,873		246,357		164,764	
Common shares outstanding (000's)	**36,067**		34,101		30,902		27,781		27,462	
Equity (book value) per share	**$8.16**		$7.77		$7.86		$8.87		$6.00	
Other Data										
Stock price range	**$14.94-$4.90**		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50		$86.25-$20.44	
Number of employees	**5,041**		5,313		5,837		9,008		7,662	
Number of shareholders at year end	**1,527**		1,585		1,549		1,492		1,498	

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

CTS Corporation (Registrant), an Indiana corporation

Subsidiaries:

CTS Corporation, a Delaware corporation

CTS of Panama, Inc., a Republic of Panama corporation

CTS Components Taiwan, Ltd., a Taiwan, Republic of China corporation

CTS Electro de Matamoros, S.A.,[1] a Republic of Mexico corporation

CTS Japan, Inc., a Japan corporation

CTS International B.V., a Netherlands corporation

CTS Singapore Pte., Ltd., a Republic of Singapore corporation

CTS Electronics Hong Kong, Ltd.,[1] a Hong Kong corporation

CTS (Tianjin) Electronics Company, Ltd., a Peoples' Republic of China corporation

CTS Electronics Dongguan, Ltd., a Peoples' Republic of China corporation

CTS of Canada Holding Company, a Province of Nova Scotia (Canada) corporation

CTS of Canada G.P., Ltd., a Province of Ontario (Canada) corporation

CTS of Canada L.P., a Province of Ontario (Canada) limited partnership [2]

CTS of Canada Co., a Province of Nova Scotia (Canada) corporation

CTS Corporation U.K., Ltd., a Scotland corporation

CTS Printex, Inc., a California corporation

CTS Communications Components, Inc., a Delaware corporation

Dynamics Corporation of America, a New York corporation

International Electronic Research Corporation, a California corporation

LTB Investment Corporation, a Delaware corporation

Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is wholly-owned by its parent company. Operations of all subsidiaries and divisions are consolidated in the financial statements filed.

(1) Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

(2) CTS of Canada, L.P., is a limited partnership formed by CTS of Canada Holding Co. and CTS of Canada G.P., Ltd.

EXHIBIT (23)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-90697, No. 333-72146 and No. 333-88448), Registration Statement on Form S-4 (No. 333-34861), and Registration Statements on Form S-8 (No. 333-62202, No. 333-5730, No. 333-91335 and No. 333-106614) of CTS Corporation of our report dated January 26, 2004 relating to the financial statements and financial statement schedule, which appears in this Form 10-K for the year ended December 31, 2003.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 18, 2004

EXHIBIT (31)(a)

CERTIFICATION

I, Donald K. Schwanz, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2004

/s/ Donald K. Schwanz
Donald K. Schwanz,
Chairman, President and
Chief Executive Officer

EXHIBIT (31)(b)

CERTIFICATION

I, Vinod M. Khilnani, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2004

/s/ *Vinod M. Khilnani*
Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 19, 2004

/s/ Donald K. Schwanz
Donald K. Schwanz
Chairman, President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 19, 2004

/s/ *Vinod M. Khilnani*
Vinod M. Khilnani
Sr. Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
The 2004 annual meeting of shareholders is scheduled to be held on Wednesday, April 28, 2004, in Elkhart, Indiana. Shareholders of record at the close of business on March 5, 2004, will receive a formal notice of the annual meeting and a proxy statement.

FORM 10-K ANNUAL REPORT
A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Secretary of the Company, or visit our Web site **www.ctscorp.com**

COMMON STOCK LISTED (CTS)
New York Stock Exchange

INVESTOR RELATIONS
Shareholders and members of the financial community may direct questions or requests to:
George T. Newhart
Vice President Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514
(574) 293-7511
shareholder.services@ctscorp.com

TRANSFER AGENT AND REGISTRAR
National City Bank
Locator 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757 Fax (216) 257-8508

CORPORATE HEADQUARTERS
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514
(574) 293-7511
www.ctscorp.com

2003 BOARD OF DIRECTORS

WALTER S. CATLOW
Retired President,
Ameritech Cellular Services

LAWRENCE J. CIANCIA
Partner,
Corporate Development International, Inc.

THOMAS G. CODY
Vice Chairman,
Federated Department Stores, Inc.

GERALD H. FRIELING, JR.
President,
Frieling and Associates

ROGER R. HEMMINGHAUS
Retired Chairman and Chief Executive Officer,
Ultramar Diamond Shamrock Corporation

MICHAEL A. HENNING
Retired Deputy Chairman,
Ernst & Young LLP

ROBERT A. PROFUSEK
Partner,
Jones Day

DONALD K. SCHWANZ
Chairman of the Board,
President and Chief Executive Officer,
CTS Corporation

PATRICIA K. VINCENT
President, Customer and Field Operations,
Xcel Energy, Inc.

CORPORATE OFFICERS

DONALD K. SCHWANZ
Chairman of the Board,
President and Chief Executive Officer

DONALD R. SCHROEDER
Executive Vice President and Chief Technology Officer

H. TYLER BUCHANAN
Senior Vice President

JAMES L. CUMMINS
Senior Vice President Administration

VINOD M. KHILNANI
Senior Vice President and Chief Financial Officer

RICHARD G. CUTTER III
Vice President, General Counsel and Secretary

THOMAS A. KROLL
Vice President and Controller

GEORGE T. NEWHART
Vice President Investor Relations

MATTHEW W. LONG
Treasurer

2003 COMMITTEES OF THE BOARD

AUDIT
Henning, Chairman
Catlow
Ciancia
Frieling

FINANCE
Hemminghaus, Chairman
Cody
Henning
Schwanz

COMPENSATION
Catlow, Chairman
Cody
Hemminghaus
Profusek

NOMINATING AND GOVERNANCE
Profusek, Chairman
Ciancia
Frieling

WORLDWIDE MANUFACTURING FACILITIES

AUTOMOTIVE PRODUCTS

Elkhart, Indiana

Glasgow, Scotland

Streetsville, Ontario, Canada

Matamoros, Mexico

Berne, Indiana

Kaohsiung, Taiwan, Republic of China

Dongguan, People's Republic of China

COMMUNICATIONS COMPONENT PRODUCTS

Bloomingdale, Illinois

Albuquerque, New Mexico

West Lafayette, Indiana

Tianjin, People's Republic of China

Singapore, Republic of Singapore

RESISTOR/ELECTROCOMPONENT PRODUCTS

Berne, Indiana

Burbank, California

Kaohsiung, Taiwan, Republic of China

Dongguan, People's Republic of China

EMS/INTERCONNECT PRODUCTS

Glasgow, Scotland

Londonderry, New Hampshire

Tianjin, People's Republic of China

Singapore, Republic of Singapore


CTS
CORPORATION

905 West Boulevard North, Elkhart, Indiana 46514

574-293-7511 Fax 574-293-6146 www.ctscorp.com